Hongkong Electric Holdings Ltd.

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Tel : 2843 3111 Fax : 2810 0506
Website : www.hec.com.hk

6th June 2008

BY AIR MAIL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited (the "Company"):

1. Circular dated 6th June 2008 regarding the acquisition of 50% interest in a subsidiary of Cheung Kong Infrastructure Holdings Limited, a connected transaction;

2. Press Announcement (English and Chinese) published in the newspapers on 6th June 2008 regarding Closure of Register of Members;

3. Proxy Form for use at the Extraordinary General Meeting to be held on 23rd June 2008.

4. Notice of Extraordinary General Meeting published on the websites of the Hong Kong Stock Exchange and the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

dlw 6/20

Enc.
LW/jh

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser for independent advice.

If you have sold or transferred all your shares in **Hongkong Electric Holdings Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0006)

CONNECTED TRANSACTION

ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

A letter from the Board is set out on pages 5 to 12 of this circular and a letter from the Independent Board Committee is set out on page 13 of this circular.

The text of a letter of advice from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 25 of this circular.

The Resolution will be proposed at the EGM to be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 23rd June, 2008 at 10:30 a.m. to approve the matters referred to in this circular.

The notice dated 6th June, 2008 convening the EGM is set out on pages 38 to 39 of this circular.

Whether or not you are able to attend the EGM or any adjourned meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed on it and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong no later than 48 hours before the time for holding the EGM or any adjournment thereof. Completion and return of the enclosed form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

6th June, 2008

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Acquisition"	has the meaning ascribed to it in the CKI Announcement
"AdvanCo"	a company or body corporate established or to be established by CKI and the Company and owned or to be owned by CKI and the Company on a 50/50 basis
"Agreement"	a conditional sale and purchase agreement dated 16th May, 2008 entered into between CKI and the Company in respect of the Transaction
"associate(s)", "connected person(s)" and "controlling shareholder(s)"	have the meanings ascribed to them under the Listing Rules
"Associated Corporations"	has the meaning ascribed to it under Part XV of the SFO
"BNP Paribas Capital"	BNP Paribas Capital (Asia Pacific) Limited, a licensed corporation for Types 1 (dealing in securities) and 6 (advising on corporate finance) regulated activities under the SFO
"Board"	the board of Directors
"Business Day"	any day on which banks are open in Hong Kong for general banking business, other than Saturdays, Sundays and days on which a Tropical Cyclone Warning No. 8 or above or a "Black Rainstorm Warning Signal" is hoisted in Hong Kong at any time between 9 am and 5 pm
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"CKI Announcement"	an announcement dated 28th April, 2008 issued by CKI in relation to the acquisition of the entire issued share capital of VWE Network by WEDN under the Sale and Purchase Agreement
"CKI Group"	CKI and its subsidiaries

"Company"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 0006)
"Completion"	completion of the Transaction in accordance with the terms of the Agreement
"connected person"	has the meaning ascribed to it in the Listing Rules
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held to approve the acquisition by the Company of the Sale Shares and other transactions and matters as contemplated under the Agreement
"Facility"	the facility in the amount of up to NZ$400 million (approximately HK$2,381.5 million) to be provided by certain bank or banks to WEDN
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HoldCo"	Wellington Electricity Distribution Network Holdings Limited, a company incorporated under the laws of Bahamas with limited liability and an indirect wholly-owned subsidiary of CKI
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	an independent committee of the Board, consisting of Mr. Ralph Raymond Shea, formed to advise the Independent Shareholders in respect of the Transaction
"Independent Financial Adviser"	BNP Paribas Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Transaction
"Independent Shareholders"	the shareholders of the Company other than CKI and its associates (as defined in the Listing Rules)

"Initial Capital"	NZ$100 (approximately HK$595.4) to be injected as initial capital of HoldCo subject to further adjustment in accordance with the tax efficient acquisition/disposal structure as agreed by CKI and the Company
"Joint Announcement"	a joint announcement issued by CKI and the Company dated 16th May, 2008 in relation to the Transaction
"LC Facility Letter"	the facility letter dated 25th April, 2008 executed by Australia and New Zealand Banking Group Limited and CKI in respect of the issue of the Letter of Credit
"Latest Practicable Date"	30th May, 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
"Letter of Credit"	has the meaning ascribed to it in the CKI Announcement
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"NZ$"	New Zealand dollars, the lawful currency of New Zealand
"Network Acquisition Agreement"	a conditional sale and purchase agreement entered into between (among others) VWE Network and Vector in respect of the purchase of the Wellington Network by VWE Network from Vector
"Purchase Price"	NZ$785 million (approximately HK$4,673.7 million) (subject to any adjustment provided in the Sale and Purchase Agreement), being the purchase price to be paid for the Acquisition
"Resolution"	the ordinary resolution to be proposed at the EGM to approve the acquisition by the Company of the Sale Shares and other transactions and matters as contemplated under the Agreement
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Sale and Purchase Agreement"	a conditional sale and purchase agreement dated 28th April, 2008 entered into between CKI, WEDN, Vector and VMDS in respect of the Acquisition

"Sale Shares"	50 ordinary shares of par value of NZ$1 (approximately HK$5.9537) each in the capital of HoldCo, representing 50% of the entire issued share capital of HoldCo as at Completion
"Shares"	ordinary shares of HK$1 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the sale and purchase of the Sale Shares and other transactions and matters as contemplated by the Agreement
"Vector"	Vector Limited, a company incorporated under the laws of New Zealand and the ultimate holding company of VMDS
"VMDS"	Vector Metering Data Services Limited, a company incorporated under the laws of New Zealand
"VWE Management"	Vector Wellington Electricity Management Limited, a company incorporated under the laws of New Zealand and a wholly-owned subsidiary of VWE Network
"VWE Network"	Vector Wellington Electricity Network Limited, a company incorporated under the laws of New Zealand and a wholly-owned subsidiary of VMDS as at the date of the Sale and Purchase Agreement
"WEDN"	Wellington Electricity Distribution Network Limited, a company incorporated under the laws of New Zealand and an indirect wholly-owned subsidiary of CKI
"Wellington Network"	has the meaning ascribed to it in the CKI Announcement

Note: The figures in NZ$ are converted into HK$ at the rate of NZ$1: HK$5.9537 throughout this circular for indication purposes only.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

港燈
HK Electric

Registered office: 44 Kennedy Road, Hong Kong

Executive Directors:
FOK Kin Ning, Canning *(Chairman)*
TSO Kai Sum *(Group Managing Director)*
CHOW WOO Mo Fong, Susan
(also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT)
Andrew John HUNTER
KAM Hing Lam
LEE Lan Yee, Francis
LI Tzar Kuoi, Victor
Neil Douglas MCGEE
Frank John SIXT
WAN Chi Tin
YUEN Sui See
CHAN Loi Shun *(Alternate to Mr. KAM Hing Lam)*

Non-Executive Directors:
Ronald Joseph ARCULLI
George Colin MAGNUS

Independent Non-Executive Directors:
Holger KLUGE
Ralph Raymond SHEA
WONG Chung Hin

6th June, 2008

To the Shareholder(s)

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

1. INTRODUCTION

The Board announced in the Joint Announcement that on 16th May, 2008 (after trading hours), the Company and CKI had entered into the Agreement pursuant to which CKI agreed to procure the sale to the Company or its nominee or wholly-owned subsidiary of, and the Company agreed to purchase or procure its nominee or wholly-owned subsidiary to purchase, the Sale Shares pursuant to the terms of the Agreement.

Immediately following Completion, each of CKI (through its wholly-owned subsidiary) and the Company (itself or through its nominee or wholly-owned subsidiary) will be the beneficial owner of 50% of the entire issued share capital of HoldCo. CKI will use its best endeavours to procure the transfer of the entire issued share capital of WEDN to HoldCo prior to Completion. As mentioned in the CKI Announcement, CKI and WEDN entered into the Sale and Purchase Agreement on 28th April, 2008 with VMDS and Vector in respect of the Acquisition. Subsequently, Vector and VWE Network have entered into the Network Acquisition Agreement.

CKI and its associates are currently holding approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder of the Company and is accordingly a connected person of the Company. The Transaction therefore constitutes a connected transaction for the Company under the Listing Rules, and is conditional upon approval by the Independent Shareholders at the EGM. CKI and its associates will abstain from voting at the EGM.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Transaction. The Company has appointed BNP Paribas Capital as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Transaction.

The purpose of this circular is (i) to provide you with further information in respect of the Agreement and the Transaction; and (ii) to set out the opinions and recommendations of the Independent Board Committee and the Independent Financial Adviser in relation to the Transaction.

2. DETAILS OF THE AGREEMENT

THE AGREEMENT

Date

16th May, 2008 (after trading hours)

Parties

(1) CKI; and

(2) The Company

CKI and its associates currently hold approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder of the Company and is accordingly a connected person of the Company. The Transaction therefore constitutes a connected transaction for the Company under the Listing Rules.

Subject of the Transaction

Pursuant to the Agreement, among other things, CKI agreed to procure the sale to the Company or its nominee or wholly-owned subsidiary of, and the Company agreed to purchase or procure its nominee or wholly-owned subsidiary to purchase, the Sale Shares free from all encumbrances and together with all rights attaching thereto on or after Completion.

Conditions

Completion of the Transaction is conditional upon:

(a) the shareholders of the Company who are qualified to vote at the EGM approving the purchase by the Company (or its nominee or wholly-owned subsidiary) from CKI of the Sale Shares and the related transactions and matters contemplated under the Agreement as required under the Listing Rules;

(b) the receipt by CKI of its shareholders' approval in writing approving the sale by CKI to the Company (or its nominee or wholly-owned subsidiary) of the Sale Shares and the related transactions and matters contemplated under the Agreement as required under the Listing Rules; and

(c) HoldCo becoming the sole registered and beneficial shareholder of WEDN.

If the conditions mentioned in (a) and (b) above have not been satisfied and the condition mentioned in (c) above has not been satisfied by CKI or waived by the Company before 1st October, 2008 (or such later date as agreed by CKI and the Company), then the Agreement shall lapse and the Transaction will not proceed.

The Company may waive the condition mentioned in (c) above on the condition that the payment of the amount stated in (b) in the paragraph headed "Consideration" below and any payment required to be made by the Company for funding the Purchase Price as mentioned in the paragraph headed "Consideration" below shall be postponed accordingly for a period equivalent to the number of Business Days between Completion and the date on which HoldCo shall become the sole registered and beneficial shareholder of WEDN.

As at the Latest Practicable Date, the condition mentioned in (b) above has been satisfied.

Completion shall take place on the next Business Day after the fulfillment or waiver of all the conditions mentioned above or such other date as agreed by CKI and the Company.

Consideration

The consideration for the Sale Shares shall be an amount equivalent to:

(a) NZ$50 (approximately HK$297.7), being 50% of the Initial Capital;

Plus

(b) 50% of the transaction costs and expenses incurred by CKI for the transactions contemplated under the Sale and Purchase Agreement (such transaction costs and expenses being estimated to be approximately NZ$10.5 million (approximately HK$62.5 million) as at the date of the Joint Announcement), but excluding any costs or expenses as may be paid with the Initial Capital.

Under the Sale and Purchase Agreement, WEDN shall pay the Purchase Price to VMDS at completion of the Acquisition. Subject to Completion, CKI and the Company agreed to fund the Purchase Price on a 50/50 basis to the extent it is not to be met by the Initial Capital and the amount to be drawn under the Facility. Such amount will be contributed by the Company by way of loans and/or equity to WEDN, HoldCo or AdvanCo or if CKI has made the payment of the Purchase Price prior to Completion, the Company will re-imburse 50% of such payment to CKI and the consideration payable by the Company to CKI for the Sale Shares under paragraph (a) above will be increased accordingly.

The consideration for the Sale Shares shall be satisfied and paid by the Company or its nominee or wholly-owned subsidiary in cash in the following manner:

- On Completion, the Company shall pay or procure payment by its nominee or wholly-owned subsidiary, as purchaser of the Sale Shares, to CKI (or as CKI may direct) of the amount stated in paragraph (a) above (as may be increased if CKI has made the payment of the Purchase Price prior to Completion).

- Notwithstanding Completion having taken place, the Company agrees and undertakes to pay or procure payment by its nominee or wholly-owned subsidiary to such parties as CKI may direct, the amount stated in paragraph (b) above upon notice by CKI within a reasonable period after the completion of the Sale and Purchase Agreement.

The consideration for the Sale Shares was determined after arm's length negotiations between CKI and the Company on normal commercial terms. The consideration of the Transaction will be funded by the Company's internal resources and external financings in such proportions to be further determined.

Undertakings

CKI has undertaken to inject (or procure the injection of) the Initial Capital into HoldCo prior to Completion.

With effect from Completion, the Company shall, or shall procure its nominee or wholly-owned subsidiary to, contribute and assume 50% of all the liabilities, indemnities, undertakings and obligations of CKI under and in relation to the Letter of Credit and the LC Facility Letter when the Letter of Credit is presented and settled.

The Company agreed to assume on Completion the guarantee in respect of the Facility to the extent of 50% of the amount to be drawn under the Facility on a several basis in such form and content as required by the relevant lenders for the purpose of facilitating the release by the lenders of 50% of CKI's liability under CKI's guarantee in relation to the Facility or under CKI's agreement or undertaking to provide such guarantee.

3. INFORMATION ON THE SUBJECT OF THE TRANSACTION

HoldCo was incorporated on 6th May, 2008 pursuant to the laws of Bahamas. HoldCo is currently an indirect wholly-owned subsidiary of CKI and has not commenced any operation or business activities since incorporation.

WEDN is an indirect wholly-owned subsidiary of CKI and is a dormant company as at the date of the Joint Announcement save and except that it has entered into the Sale and Purchase Agreement on 28th April, 2008.

VWE Network and VWE Management were incorporated on 9th September, 2003 and 27th March, 2008 respectively. Since their respective incorporation dates up to the date of the Joint Announcement, they have not commenced any operation or business activities save and except the entering into of the Network Acquisition Agreement by VWE Network.

As mentioned in the CKI Announcement, CKI and WEDN entered into the Sale and Purchase Agreement on 28th April, 2008 with VMDS and Vector in respect of the Acquisition. Subsequently, Vector and VWE Network have entered into the Network Acquisition Agreement.

Immediately following Completion, each of CKI (through its wholly-owned subsidiary) and the Company (itself or through its nominee or wholly-owned subsidiary) will be the beneficial owner of 50% of the entire issued share capital of HoldCo. CKI will use its best endeavours to procure the transfer of the entire issued share capital of WEDN to HoldCo prior to Completion. Pursuant to the Agreement, each of CKI and the Company will nominate an equal number of representatives to be appointed as directors of HoldCo and WEDN upon Completion.

It is intended that the Company will account for the results of HoldCo and WEDN as "interests in associates" immediately following Completion. The results and assets of HoldCo and WEDN will be equity accounted for in the Group's financial statements.

The Wellington Network comprises electricity network assets which form part of Vector's electricity lines business in the Wellington, Porirua and Hutt Valley regions in New Zealand, having a system length of over 4,592km. The Wellington Network currently distributes electricity to residential, commercial and industrial customers in the region.

The unaudited net book value of the Wellington Network on the proforma basis as at 30th June, 2007 is approximately NZ$463.9 million (approximately HK$2,761.9 million). The unaudited net profits before interest and tax attributable to the Wellington Network on the proforma basis for the year ended 30th June, 2006 and the year ended 30th June, 2007 were approximately NZ$85.6 million (approximately HK$509.6 million) and approximately NZ$86.1 million (approximately HK$512.6 million) respectively. The unaudited net profits after interest and tax attributable to the Wellington Network on the proforma basis for the year ended 30th June, 2006 and the year ended 30th June, 2007 were approximately NZ$56.0 million (approximately HK$333.4 million) and approximately NZ$55.9 million (approximately HK$332.8 million) respectively.

4. INFORMATION ON THE CKI GROUP

The principal activities of the CKI Group are development, investment and operation of infrastructure businesses in Hong Kong, the Mainland, Australia, Canada, Philippines and the United Kingdom.

5. INFORMATION ON THE GROUP

The principal activity of the Group is the generation of electricity and its transmission and distribution to Hong Kong and Lamma Islands. The Company is also a joint partner in several power-related businesses in Australia and Canada and a gas distribution network business in the United Kingdom with CKI.

6. REASONS FOR THE TRANSACTION

The Transaction reflects the Company's strategy of investing in infrastructure projects outside Hong Kong.

The Directors consider that the terms of the Agreement are normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

7. LISTING RULES IMPLICATIONS

Any connected person with a material interest in the Transaction, and any other Shareholders and their respective associates with a material interest in the Transaction, shall abstain from voting in respect of the Resolution.

CKI and its associates are currently holding approximately 38.87% of the issued share capital of the Company. By virtue of such shareholding interest, CKI is a controlling shareholder of the Company and is accordingly a connected person of the Company. The Transaction therefore constitutes a connected transaction for the Company under the Listing Rules, and is conditional upon approval by the Independent Shareholders at the EGM. CKI and its associates will abstain from voting at the EGM. To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, CKI and those of its associates are entitled to exercise control over the voting rights in respect of their respective Shares.

8. RECOMMENDATIONS

The Directors believe that the entering into of the Agreement and the Transaction is in the interests of the Company and the Shareholders as a whole, and that the terms of the Agreement and the Transaction are normal commercial terms and are fair and reasonable so far as the Shareholders as a whole are concerned.

Accordingly, the Directors recommend the Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the EGM.

The Independent Board Committee is required under the Listing Rules to advise the Independent Shareholders in relation to the Transaction. Since Mr. Wong Chung Hin and Mr. Holger Kluge, two of the three independent non-executive Directors, are also independent non-executive directors of Hutchison Whampoa Limited of which CKI is a subsidiary, they will not be appointed as members of the Independent Board Committee. As a result, only Mr. Ralph Raymond Shea has been appointed to and constitutes the Independent Board Committee to advise the Independent Shareholders in respect of the Transaction. BNP Paribas Capital has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in this regard. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on page 13 of this circular, which contains its recommendation to the Independent Shareholders, and the text of a letter of advice from BNP Paribas Capital set out on pages 14 to 25 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders.

9. EXTRAORDINARY GENERAL MEETING

Set out on pages 38 to 39 is a notice convening the EGM to be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 23rd June, 2008 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Resolution.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM or any adjourned meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed on it and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong no later than 48 hours before the time for holding the EGM or any adjournment thereof. Completion and return of the enclosed form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

10. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Hongkong Electric Holdings Limited
Fok Kin Ning, Canning
Chairman

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006

Registered office: 44 Kennedy Road, Hong Kong

6th June, 2008

To the Independent Shareholder(s)

Dear Sir or Madam,

CONNECTED TRANSACTION

ACQUISITION OF 50% INTEREST IN A SUBSIDIARY OF CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

I refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in its opinion, the terms of the Transaction are fair and reasonable and the Transaction is in the interests of the Company and the Shareholders as a whole. BNP Paribas Capital has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Transaction.

I wish to draw your attention to the letter from the Board, as set out on pages 5 to 12 of this circular and the text of a letter of advice from BNP Paribas Capital, as set out on pages 14 to 25 of this circular, both of which provide details of the Transaction.

Having considered the terms of the Agreement, the advice of BNP Paribas Capital and the relevant information contained in the letter from the Board, I am of the opinion that the terms of the Transaction are fair and reasonable so far as the Independent Shareholders are concerned and that the Transaction is in the interests of the Company and the Shareholders as a whole.

Accordingly, I recommend the Independent Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the EGM.

Yours faithfully,
Independent Board Committee
of Hongkong Electric Holdings Limited
Ralph Raymond SHEA

The following is the text of the letter prepared by BNP Paribas Capital setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transaction for inclusion in this circular.

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

BNP Paribas Capital (Asia Pacific) Limited
59/F - 63/F Two International Finance Centre,
8 Finance Street, Central, Hong Kong

6th June, 2008

To the Independent Board Committee and
Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION

ACQUISITION OF 50% INTEREST IN THE HOLDCO

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement, details of which are set out in the Letter from the Board contained in the circular of the Company dated 6th June, 2008 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings herein, unless the context otherwise requires.

As of the Latest Practicable Date, CKI and its associates are holding approximately 38.87% of the issued share capital of the Company. By virtue of this shareholding interest, CKI is a controlling shareholder of the Company and is accordingly a connected person of the Company. The Transaction therefore constitutes a connected transaction for the Company under the Listing Rules, and is conditional upon approval by the Independent Shareholders at the EGM. CKI and its associates will abstain from voting at the EGM. Any vote of the Independent Shareholders at the EGM shall be taken by poll. An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Transaction.

We are appointed as the Independent Financial Adviser to the Independent Board Committee in relation to the Transaction. We are a licensed corporation holding a license to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong). We shall receive a fee from the Company for the delivery of this letter. The Company has also agreed to indemnify us and certain related persons against certain liabilities and expenses in connection with this engagement.

Apart from normal professional fees for our services to the Company as described above, no arrangement exists whereby we shall receive any fees or benefits from the Company, its subsidiaries or associates. We consider ourselves suitable to give independent financial advice to the Independent Board Committee and the Independent Shareholders on the terms of the Transaction. As at the 28th May, 2008, BNP Paribas S.A., our parent company, beneficially owns the following interests:

(i) 441,800 Shares, representing approximately 0.02% of the issued share capital of the Company;

(ii) 276,799 shares of CKI (stock code: 1038), representing approximately 0.01% of the issued share capital of CKI;

(iii) 11,735,624 shares of Hutchison Whampoa Limited (stock code: 0013), representing approximately 0.28% of the issued share capital of Hutchison Whampoa Limited;

(iv) 3,417,961 shares of Cheung Kong (Holdings) Limited (stock code: 0001), representing approximately 0.15% of the issued share capital of Cheung Kong (Holdings) Limited; and

(v) 2,048 shares of Vector (stock code: VCT), representing approximately 0.0002% of the issued share capital of Vector.

As at the 28th May, 2008, BNP Paribas provided certain banking facilities to one of CKI's subsidiaries (with corporate guarantee from CKI) and to Hutchison Whampoa Ltd.

Cheung Kong (Holdings) Limited currently holds approximately 49.97% of the issued share capital of Hutchison Whampoa Limited which in turn holds approximately 84.58% of the issued share capital of CKI. In addition, CKI and its associates are currently holding approximately 38.87% of the issued share capital of the Company.

We do not consider these shareholding interests and banking facilities would affect the objectivity of our advice, given the fact that (i) the interests so held by BNP Paribas S.A. in the Company are immaterial and are no different from that of the Independent Shareholders; (ii) the respective interests so held by BNP Paribas S.A. in CKI, Hutchison Whampoa Limited, Cheung Kong (Holdings) Limited and Vector are also immaterial; and (iii) the banking facilities provided by BNP Paribas are immaterial to the total assets of the BNP Paribas group.

In preparing this letter and in giving any opinion or advice, we have only had regard to the Transaction in isolation, and not in connection with any business plan or strategy, past, present or future with regard to the Company or the Group as a whole, nor have we viewed the Transaction as part of a series of other transactions or arrangements. We express no opinion as to whether the Transaction will be completed nor whether it will be successful.

We have relied on the statements, information and facts supplied, the opinions expressed and the representations made by the Directors, the advisers and management of the Company including those set out in the Circular and assumed that all statements, intentions, opinions and representations made, for which the Company and its Directors are solely and wholly responsible, were true, complete and accurate at the time they were made and continue to be so in all material respects up to and as at the Latest Practicable Date and that they may be relied upon.

We have reviewed, inter alia, the Agreement as well as the information prepared by the Company relating to the Transaction. We have assumed that the Agreement is enforceable against each of the parties thereto in accordance with its terms and that each of the parties will perform and will be able to perform their respective obligations thereunder. We have also assumed that all statements of intention of the management or the Directors, as set forth in the Circular, will be implemented and that all of the expectations of the Directors can be met. We have also relied on certain information available to the public (such as the relevant published documents of the Company and CKI) and we have assumed such information to be accurate and reliable. We have not, however, carried out any independent verification of such information, nor have we conducted an independent investigation into the business and affairs of the Company nor of the Wellington Network nor have we conducted any valuation or appraisal of any assets or liabilities, nor have we conducted any form of investigation into the commercial viability of the future prospects of the Group nor of the Wellington Network nor of the financial conditions or future prospects of any other parties. We consider that we have received and reviewed sufficient information to enable us to form a reasonable basis for our opinion.

We have further assumed that all government, regulatory or other consents and approvals necessary, if any, for the effectiveness and implementation of the Agreement have been or will be obtained without any adverse effect on the contemplated benefits to the Company. We have been advised by the Directors that no material facts have been omitted from the information and representations provided in and referred to in the Circular and we have no reasons to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided. We have also sought and received confirmation from the Directors that no materials facts or information have been omitted from the information supplied and/or opinions expressed.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the Latest Practicable Date. We have no obligation to update this opinion to take into account events occurring after this opinion is delivered to the Independent Board Committee and the Independent Shareholders. It should be understood that subsequent developments or changes could occur that, if known at the time we rendered our opinion, would have affected or altered our opinion. We assume no responsibility or liability under such circumstances.

PRINCIPAL FACTORS AND REASONS

In formulating our view, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusions, we have considered the results of the analyses in light of each other and ultimately reached an opinion based on the results of all analyses taken as a whole.

1. Background of the Transaction

As mentioned in the CKI Announcement, CKI and WEDN have entered into the Sale and Purchase Agreement on 28th April, 2008, with VMDS and Vector in respect of the Acquisition. Subsequently, Vector and VWE Network have entered into the Network Acquisition Agreement.

Pursuant to the Sale and Purchase Agreement, among other things, (i) WEDN agreed to acquire from VMDS the entire issued share capital of VWE Network, being the owner of the entire issued share capital of VWE Management; (ii) CKI agreed to guarantee the performance of WEDN's obligations under the Sale and Purchase Agreement on the terms thereof; and (iii) Vector, being the ultimate holding company of VMDS, agreed to guarantee the performance of VMDS's obligations under the Sale and Purchase Agreement on the terms thereof. As disclosed in the CKI Announcement, it was the intention of CKI to on-sell part of its interests in VWE Network to the Company prior to the completion of the Acquisition.

The Network Acquisition Agreement is entered into for the purchase of the electricity network assets of the Wellington Network. The Wellington Network comprises electricity network assets which form part of Vector's electricity lines business in the Wellington, Porirua and Hutt Valley regions in New Zealand, having a system length of over 4,592km. The Wellington Network currently distributes electricity to residential, commercial and industrial customers in the region.

2. **Reasons for the Transaction**

The principal activity of the Group is the generation of electricity and its transmission and distribution to Hong Kong and Lamma Islands. The Company is also a joint partner in several power-related businesses in Australia and Canada and a gas distribution network business in the United Kingdom with CKI.

The Directors consider that the terms of the Agreement are normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole. As disclosed in the Letter from the Board, the Transaction reflects the Company's strategy of investing in infrastructure projects outside Hong Kong. We note that the Company has previously partnered with CKI on a number of joint venture projects. In this regard, the Directors consider CKI an appropriate joint venture partner for the Company in the Wellington Network. Moreover, with the Group's extensive experience in power generation, transmission and distribution, and with the CKI Group's extensive experience in the development, investment and operation of infrastructure businesses, the Directors are of the view that both parties will be able to leverage on each other's strengths through their joint ownership and investment in VWE Network, and that this will be beneficial to both parties.

We note that the principal businesses of Wellington Network are in line with that of the Group. Taking into account the nature of the Company's business and investment strategy, the assets underlying Wellington Network, and the Company's previous successful experience investing together with CKI, there is no reason for us to doubt the commercial rationale of the Transaction.

3. **Overview of the Transaction**

On 16th May, 2008, CKI and the Company entered into the Agreement, pursuant to which CKI agreed to procure the sale to the Company or its nominee or wholly-owned subsidiary of, and the Company agreed to purchase or procure its nominee or wholly-owned subsidiary to purchase, the Sale Shares pursuant to the terms of the Agreement. HoldCo is currently an indirect wholly-owned subsidiary of CKI and has not commenced any operation or business activities since incorporation.

As such, immediately following Completion, each of CKI (through its wholly-owned subsidiary) and the Company (itself or through its nominee or wholly-owned subsidiary) will be the beneficial owner of 50% of the entire issued share capital of HoldCo. CKI will use its best endeavours to procure the transfer of the entire issued share capital of WEDN to HoldCo prior to Completion. Upon Completion (provided that the entire issued share capital of WEDN has been transferred to HoldCo prior to Completion), HoldCo and WEDN will cease to be subsidiaries of CKI. Pursuant to the Agreement, each of CKI and the Company will nominate an equal number of representatives to be appointed as directors of HoldCo and WEDN upon Completion.

Pursuant to the Agreement, the consideration for the Sale Shares shall be an amount equivalent to:

(a) NZ$50 (approximately HK$297.7), being 50% of the Initial Capital;

Plus

(b) 50% of the transaction costs and expenses incurred by CKI for the transactions contemplated under the Sale and Purchase Agreement (such transaction costs and expenses being estimated to be approximately NZ$10.5 million (approximately HK$62.5 million) as at the date of the Joint Announcement), but excluding any costs or expenses as may be paid with the Initial Capital.

Under the Sale and Purchase Agreement, WEDN shall pay the Purchase Price to VMDS at completion of the Acquisition. Subject to Completion, CKI and the Company agreed to fund the Purchase Price on a 50/50 basis to the extent it is not to be met by the Initial Capital and the amount to be drawn under the Facility. Such amount will be contributed by the Company by way of loans and/or equity to WEDN, HoldCo, AdvanCo or if CKI has made the payment of the Purchase Price prior to Completion, the Company will reimburse 50% of such payment to CKI and the consideration payable by the Company to CKI for the Sale Shares under paragraph (a) above will be increased accordingly.

As stated in the Letter from the Board, the consideration for the Sale Shares shall be satisfied and paid in cash. Under the Agreement, CKI has undertaken to inject (or procure the injection of) the Initial Capital into HoldCo prior to Completion.

With effect from Completion, the Company shall, or shall procure its nominee or wholly-owned subsidiary to, contribute and assume 50% of all the liabilities, indemnities, undertakings and obligations of CKI under and in relation to the Letter of Credit and the LC Facility Letter when the Letter of Credit is presented and settled. The Company agreed to assume on Completion the guarantee in respect of the Facility to the extent of 50% of the amount to be drawn under the Facility on a several basis in such form and content as required by the relevant lenders for the purpose of facilitating the release by the lenders of 50% of CKI's liability under CKI's guarantee in relation to the Facility or under CKI's agreement or undertaking to provide such guarantee.

The Directors consider that the consideration for the Sale Shares was determined after arm's length negotiations between CKI and the Company on normal commercial terms.

4. Basis of the consideration

It is noted that under the Agreement, the Initial Capital, the transaction costs and expenses incurred by CKI for the transaction contemplated under the Sale and Purchase Agreement and the funding of the Purchase Price (to the extent not to be met by the Initial Capital and the amount to be drawn under the Facility) (the "Additional Funding") will be paid by CKI and the Company on a 50/50 basis, which is pro rata to their shareholding in HoldCo. It is further noted that the Company will contribute and assume 50% of all the liabilities, indemnities, undertakings and obligations of CKI under and in relation to the Letter of Credit and the LC Facility Letter and the Company has agreed to assume on Completion the guarantee in respect of the Facility to the extent of 50% of the amount to be drawn under the Facility on a several basis, which are also pro rata to their shareholding.

With (i) the total Purchase Price of NZ$785.0 million (equivalent to approximately HK$4,673.7 million); (ii) the total transaction costs and expenses incurred by CKI of approximately NZ$10.5 million (equivalent to approximately HK$62.5 million); (iii) the total Initial Capital of NZ$100 (equivalent to approximately HK$595.4); and (iv) the Facility in the amount of NZ$400.0 million (equivalent to approximately HK$2,381.5 million) is expected to be drawn by WEDN to finance part of the Purchase Price, it is expected that the funding required by the Company under the Agreement is approximately NZ$197.8 million (equivalent to approximately HK$1,177.6 million).

In this relation, it is noted in the audited consolidated financial statements of the Group for the year ended 31st December, 2007 that the Group had total cash and cash equivalent resources of approximately HK$12,180 million as at 31st December, 2007.

In addition, it is noted that the net asset value of Wellington Network is immaterial to those of the Group. As it is intended that the Company will account for the results of HoldCo and WEDN as "interests in associates" immediately following Completion, the results and assets of HoldCo and WEDN will be equity accounted for in the Group's financial statements. Accordingly, it is expected that the Company's provision of guarantees pursuant to the Transaction will increase the total amount of its contingent liabilities in respect of financial commitments of subsidiaries and associates by its share of the Facility, being approximately NZ$200 million (equivalent to approximately HK$1,190.7 million).

We are advised by the Company that it has carried out due diligence of Wellington Network and was able to provide its views in relation to the Transaction generally. We understand from the management of the Company that in determining the consideration, they have also taken into account various factors, including but not limited to, the regulated price of the electricity transmission applicable to Wellington Network.

Given that (i) the Transaction has been made shortly after CKI's announcement of the Sale and Purchase Agreement relating to the acquisition of VWE Network from VMDS; (ii) VMDS is an independent third party to both CKI and the Company; and (iii) the Initial Capital, transaction costs and expenses incurred by CKI for the transaction contemplated under the Sale and Purchase Agreement and the Additional Funding are to be paid while the related liabilities, indemnities, undertaking and obligations are to be contributed and assumed, and the related guarantee are to be made by CKI and the Company on a 50/50 basis, which is pro rata to the shareholding in HoldCo, we have no reason to doubt the fairness and reasonableness of the terms of the Agreement.

5. Analysis on Purchase Price

To complete our opinion, we have conducted (i) a comparable companies analysis, and (ii) a comparable transactions analysis on the Purchase Price. In selecting the best comparable companies, we have focused on those that could meet the following criteria:

- it is principally engaged in electricity transmission and distribution business;
- its shares are listed on a stock exchange; and
- the relevant information is available in the public domain for the last four years.

It should be noted however that when considering the analysis set out below (i) the businesses, operations and prospects of the Wellington Network are not entirely the same as those companies mentioned in the analysis and (ii) that the financial statements of those companies were prepared in accordance with their respective generally accepted accounting principles which may differ from those of Wellington Network.

Amongst various ratios analysis, we consider that the analysis of an enterprise value ("EV") to earnings before interest, tax, depreciation and amortization ("EBITDA") multiple is the most important and appropriate valuation benchmark. By analyzing EV to EBITDA multiples, we are able to focus on the operating cash flow of a company, which provides a meaningful comparison through eliminating effects due to different debt levels, taxation, fixed asset bases and depreciation assumptions among comparable companies. We have also compared the price to book ratio in the comparable companies analysis.

(i) Comparable companies analysis

Set out below are the EV to EBITDA multiples and price to book ratio of certain comparable companies.

	Country	EV to EBITDA multiple	Price to Book Ratio
Australia and New Zealand operators			
Babcock & Brown Infrastructure Group	Australia	20.2	0.8
SP Ausnet	Australia	12.9	4.5
Spark Infrastructure Group	Australia	18.0	7.4
Vector (the ultimate holding company of VMDS)	New Zealand	8.1	1.0
Simple average		**14.8**	**3.4**
International operators			
ITC Holdings Corp	United States	18.9	3.1
National Grid Plc	Britain	10.4	3.5
Companhia de Transmissao de Energia Eletrica Paulista	Brazil	7.9	1.8
Elia System Operator SA/NV	Belgium	11.2	1.0
Terna - Rete Elettrica Nationale SpA	Italy	8.6	2.6
Simple average		**11.4**	**2.4**
Simple average		**12.9**	**2.9**
The Transaction			
Wellington Network	**New Zealand**	**7.6**	**1.7**

Sources: Bloomberg, companies' published documents and the Company's information

In conducting the comparable companies analysis, we view those transmission and distribution operators in Australia and New Zealand as the best comparable companies to Wellington Network given that they share similar characteristics, including business focus, market position, regulatory environment and characteristics of customers base.

Based on the pro forma management accounts of the Wellington Network for the year ended 30th June, 2007, the EBITDA was NZ$103.7 million (approximately HK$617.4 million) and the unaudited net book value was approximately NZ$463.9 million (approximately HK$2,761.9 million). Based on the consideration of NZ$785.0 million (approximately HK$4,673.7 million), the implied EV to EBITDA multiple and price to book ratio of Wellington Network were approximately 7.6 times and approximately 1.7 times, respectively.

The implied EV to EBITDA multiple and price to book ratio of Wellington Network are below the range and on the low side of the range to the corresponding ratios of those operators in Australia and New Zealand respectively.

(ii) ***Comparable transactions analysis***

Comparable precedent transaction analysis must be viewed in the context of factors that include market dynamics, competitive differences and significance of stake acquired. Below sets forth the precedent transactions that we consider most comparable.

Announced date	Target	Target activity	Acquirer	% of shares acquired	EV to EBITDA multiple
Target assets located in Australia and New Zealand					
31st July, 2007	National Grid plc	Electricity transmission in Australia	CitySpring Infrastructure Management Pte. Ltd.	100	16.4
20th December, 2006	Country Energy, Hydro Quebec International Group and Fonds de Solidarite des Travailleurs de Quebec	Electricity transmission in Australia	Australian Pipeline Trust	100	15.3

Announced date	Target	Target activity	Acquirer	% of shares acquired	EV to EBITDA multiple
30th March, 2006	Murraylink HQI Australia Pty Limited; SNC-Lavalin Investment Australia Pty Ltd	Electricity transmission in Australia	Australian Pipeline Trust	100	15.0
2nd November, 2004	Powerco Ltd	Electricity and gas distribution in New Zealand	Babcock & Brown Infrastructure Ltd	100	9.2
Simple average for target assets located in Australia and New Zealand					**14.0**
Target assets located worldwide					
17th September, 2007	Empresa de Transmissao de Energia do Oeste Ltda	Electricity transmission in Brazil	Terna Participacoes S.A.	100	12.4
21st August, 2007	Goiana Transmissora de Energia S.A.; Paraiso-Acu Transmissora de Energia SA	Electricity transmission in Brazil	Transmissora Sudeste Nordeste SA	100	10.6
16th October, 2005	Edison Rete SpA	Electricity transmission in Italy	Rete Trasmissione Locale SpA	100	12.1
16th October, 2006	AEM Trasmissione SpA	Electricity transmission in Italy	Rete Trasmissione Locale SpA	99.99	11.8
7th November, 2005	Cap Rock Holding Corporation	Electricity distribution in the United States	Lindsay Goldberg & Bessemer LP	100	9.2
8th August, 2005	Acea Trasmissione SpA	Power grid operation in Italy	Terna - Rete Elettrica Nazionale SpA	100	11.0
Simple average for target assets located in worldwide (exclude Australia and New Zealand)					**11.2**
Simple average for target assets located in worldwide					**12.3**
The Transaction					
16th May, 2008	Wellington Network	Electricity transmission in New Zealand	WEDN	100	7.6

Sources: Mergermarket, companies' published documents and the Company's information

Based on the above, we note that the acquirers of the precedent transactions had acquired target assets located in (i) Australia and New Zealand and (ii) worldwide (excluding Australia and New Zealand) with EV to EBITDA multiple ranging from (i) 9.2 to 16.4 times and (ii) 9.2 to 12.4 times, respectively. The implied EV to EBITDA multiple for Wellington Network of approximately 7.6 times is below the range.

Taking into account the above factors, we consider the Purchase Price to be reasonable.

CONCLUSION

Having considered the above principal reasons and factors, we are of the view that the Transaction is in the ordinary and usual course of business of the Company and is entered into on normal commercial terms, is fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we would advise the Independent Board Committee to recommend the Independent Shareholders to and also recommend the Independent Shareholders to vote in favour of the Resolution.

Yours faithfully,
For and on behalf of
BNP Paribas Capital (Asia Pacific) Limited

Isadora Li
Head of Investment Banking, North Asia

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The issue of this circular has been approved by the Directors.

2. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the issued share capital of the Company and its Associated Corporations as recorded in the register required to be kept under Section 352 of the SFO were as follows:

Long Positions in Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Total	Approximate % of Shareholding
Francis Lee Lan-yee	Beneficial owner	Personal	739	739	≃0%
Yuen Sui See	Beneficial owner	Personal	1,500	1,500	≃0%
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	2,011	≃0%
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000	829,750,612	≃38.87%
	Beneficiary of trusts	Other	829,599,612 *(Notes 1 and 2)*		

Notes:

(1) These shares are held by subsidiaries of CKI.

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SFO as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of Associated Corporations of the Company held through the Company under the SFO.

The following are the Company's Associated Corporations:

Name	Percentage of equity held by the Company
Alpha Central Profits Limited	100
Associated Technical Services Limited	100
Beta Central Profits Limited	100
Bonlink Investment Limited	100
Cavendish Construction Limited	100
CHEDHA Holdings Pty Limited	27.93
CHES Networks Pty Limited	33.33
CitiPower I Pty Limited	27.93
CitiPower II Pty Limited	27.93
CitiPower Pty	27.93
CKI Power Development Pty Limited	27.93
CKI Power Distribution Pty Limited	27.93
CKI Spark Holdings No. One Limited	54.76
CKI Spark Holdings No. Two Limited	54.76
CKI Utilities Development Limited	54.76
CKI/HEI Electricity Assignment Pty Limited	27.93
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited	27.93
CKI/HEI Electricity Distribution Pty Limited	27.93
CKI/HEI Electricity Distribution (Services) Pty Limited	27.93
CKI/HEI Electricity Distribution Two Pty Limited	27.93
CKI/HEI Energy Holdings Pty Limited	50
CKI/HEI Power Holdings Pty Limited	27.93
Coty Limited	100
Dako International Limited	100
Dunway Investment Limited	100
ETSA Ancillary Pty Limited	27.93
ETSA FRC Pty Limited	27.93
ETSA Utilities Finance Pty Limited	27.93
Fenning Limited	100
Fortress Advertising Company Limited	100
Goldteam Resources Limited	100
Gusbury Enterprises Incorporation	100
HEI China Limited	100
HEI Distribution Finance (Australia) Pty Ltd.	100
HEI Electricity Distribution (Malaysian) Limited	100
HEI Investment Holdings Limited	100
HEI Leting Limited	100
HEI Power (Malaysian) Limited	100
HEI Power Development Pty Limited	27.93
HEI Power Distribution Pty Limited	27.93
HEI Spark Holdings No. One Limited	54.76
HEI Tap Limited S.A.	100
HEI Transmission Finance (Australia) Pty Limited	100
HEI Utilities (Malaysian) Limited	100
HEI Utilities Development Limited	54.76
HKE Fund Management Limited S.à r.l.	100

Name	Percentage of equity held by the Company
Hong Kong Electric International Finance (Australia) Pty Limited	100
Hong Kong Telecommunications Holdings (Australia) Pty Limited	33.33
Hong Kong Telecommunications Holdings (Malaysian) Limited	33.33
Hongkong Electric (BVI) Limited	100
Hongkong Electric (Cayman) Limited	100
Hongkong Electric (Natural Gas) Limited	100
Hongkong Electric Finance (Cayman) Limited	100
Hongkong Electric Finance Limited	100
Hongkong Electric Fund Management Limited	100
Hongkong Electric International Limited	100
Hongkong Electric International Power (Mauritius) Limited	100
Hongkong Electric Yunnan Dali Wind Power Company Limited	100
Huaneng Hongkong Electric Dali Wind Power Company Limited	45
International Infrastructure Services Company Limited	50
Kentson Limited	100
Marregon (No.2) Pty Limited	27.93
Marregon Pty Limited	27.93
More Advance Development Limited	100
Powercor Australia Limited	27.93
Powercor Pty Limited	27.93
Powercor Australia LLC	27.93
Powercor Australia Holdings Pty Limited	27.93
Ratchaburi Power Company, Limited	25
Riverland Investment Limited	100
Rolling Hills International (Chengde) Wind Power Company Limited	66.7
Secan Limited	20
Sigerson Business Corp.	100
Silk Telecom Pty Limited	33.33
Silk Telecom (WA) Pty Limited	33.33
Stanley Power Inc.	50
The Hongkong Electric Company, Limited	100
TransAlta Cogeneration Ltd.	24.995
Utilities Management Pty Limited	27.93

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its Associated Corporation which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short positions which they were taken or deemed to have under such provisions of the SFO) or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

There is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

None of the Directors has had any direct or indirect interest in any assets which have since 31 December 2007 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

According to the register kept under Section 336 of the SFO and information received by the Company, as at the Latest Practicable Date, Shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name	Capacity	Number of Shares Held	Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	128,006,957	6.00%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%

Name	Capacity	Number of Shares Held	Approximate % of Shareholding
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	38.87%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	38.87%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	38.87%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.

(2) CKI is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) By virtue of the SFO, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares and underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group, or any options in respect of such capital.

The following is a list of the Directors who, as at the Latest Practicable Date, were also directors of the companies which have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Common Director	Name of Company
Fok Kin Ning, Canning Kam Hing Lam Li Tzar Kuoi, Victor George Colin Magnus Frank John Sixt	Cheung Kong (Holdings) Limited
Fok Kin Ning, Canning Tso Kai Sum Chow Woo Mo Fong, Susan Andrew John Hunter Kam Hing Lam Li Tzar Kuoi, Victor George Colin Magnus Frank John Sixt	Cheung Kong Infrastructure Holdings Limited
Kam Hing Lam Li Tzar Kuoi, Victor	Hyford Limited
Chow Woo Mo Fong, Susan Kam Hing Lam	Interman Development Inc.
Frank John Sixt	Li Ka-Shing Unity Trustcorp Limited
Frank John Sixt	Li Ka-Shing Unity Trustee Company Limited
Frank John Sixt	Li Ka-Shing Unity Trustee Corporation Limited
Chow Woo Mo Fong, Susan Kam Hing Lam	Monitor Equities S.A.
Chow Woo Mo Fong, Susan Kam Hing Lam	Univest Equity S.A.
Chow Woo Mo Fong, Susan Kam Hing Lam	Venniton Development Inc.

Name of Common Director	Name of Company
Fok Kin Ning, Canning Chow Woo Mo Fong, Susan Holger Kluge Kam Hing Lam Li Tzar Kuoi, Victor George Colin Magnus Frank John Sixt Wong Chung Hin	Hutchison Whampoa Limited
Fok Kin Ning, Canning Chow Woo Mo Fong, Susan Kam Hing Lam Li Tzar Kuoi, Victor Frank John Sixt	Hutchison International Limited
Chow Woo Mo Fong, Susan Frank John Sixt	Hutchison Infrastructure Holdings Limited

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

5. COMPETING BUSINESS INTERESTS OF DIRECTORS

The interests of Directors in businesses which may compete with the Group's business of investing overseas in power generation, transmission and distribution and other infrastructure facilities ("Overseas Business") are as follows:

Name of Director	Name of Company	Nature of Interests
Fok Kin Ning, Canning	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
Tso Kai Sum	Cheung Kong Infrastructure Holdings Limited	Executive Director
Chow Woo Mo Fong, Susan	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
Andrew John Hunter	Cheung Kong Infrastructure Holdings Limited	Executive Director
	Spark Infrastructure Group	Non-executive Director
Kam Hing Lam	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
	Spark Infrastructure Group	Non-executive Director
Li Tzar Kuoi, Victor	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director
George Colin Magnus	Hutchison Whampoa Limited	Non-executive Director
	Cheung Kong Infrastructure Holdings Limited	Non-executive Director
Frank John Sixt	Hutchison Whampoa Limited	Executive Director
	Cheung Kong Infrastructure Holdings Limited	Executive Director

The Board is of the view that the Group is capable of carrying on its Overseas Business independent of, and at arm's length from the businesses of the above companies. When making decisions on the Overseas Business, the above Directors, in the performance of their duties as Directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its Shareholders.

6. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 80 of the Articles of Association of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(i) by the chairman;

(ii) by at least five members present in person or by proxy;

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; and

(iv) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

The vote on the Resolution at the EGM shall be taken by poll.

7. INDEPENDENT FINANCIAL ADVISER

The following is the qualification of the Independent Financial Adviser which has given advice contained in this circular:

Name	**Qualification**
BNP Paribas Capital	A licensed corporation under the SFO, licensed to conduct Types 1 (dealing in securities) and 6 (advising on corporate finance) regulated activities

As at 28th May, 2008, BNP Paribas S.A., the parent company of BNP Paribas Capital held 441,800 Shares, representing approximately 0.02% of the issued share capital of the Company. Save as disclosed above, as at 28th May, 2008, BNP Paribas Capital was not beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and had no interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

The letter given by BNP Paribas Capital is given as of the date of this circular for incorporation herein.

8. CONSENTS

BNP Paribas Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name and letter in the form and context in which it appears.

9. NO MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, they are not aware of any material adverse changes in the financial or trading position or prospects of the Group since 31 December 2007, being the date of the latest audited consolidated financial statements of the Group were made up.

10. MISCELLANEOUS

(a) The company secretary of the Company is Ms. Wong Lee Wah, Lillian, a fellow member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(b) The Company's share registrar is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

11. DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Agreement is available for inspection during normal business hours at the registered office of the Company at 44 Kennedy Road, Hong Kong from the date of this circular up to and including 20th June, 2008.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006
Registered office: 44 Kennedy Road, Hong Kong

港燈
HK Electric

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hongkong Electric Holdings Limited (the "**Company**") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 23rd June, 2008 at 10:30 a.m. for the purposes of considering and, if thought fit, passing with or without modification the following resolution as an **Ordinary Resolution**:

"**THAT** the terms and conditions of the agreement made between the Company and Cheung Kong Infrastructure Holdings Limited ("**CKI**") dated 16th May, 2008 (the "**Agreement**"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification, the acquisition by the Company of 50% of the entire issued share capital of Wellington Electricity Distribution Network Holdings Limited as at completion of the Agreement and the carrying out by the Company of the related transactions as contemplated under the Agreement (collectively, the "**Transactions**"), and/or as set out in the circular to the shareholders of the Company dated 6th June, 2008 (the "**Circular**") of which this notice of meeting forms part, a copy of which has been produced to this meeting marked "B" and signed by the Chairman of the meeting for the purpose of identification, and the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations under the Agreement and/or the Transactions be and are hereby approved; and any two executive directors of the Company be and are hereby authorised to execute all such documents and deeds (and if necessary apply the common seal of the Company thereto) and do and authorise all such acts, matters and things as they may in their discretion consider necessary or desirable on behalf of the Company for the purpose of implementing, and otherwise in connection with, the Agreement and the Transactions, and authorise the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations under the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Agreement and/or the Transactions, including agreeing any modifications, amendments, waivers, variations or extensions of the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Agreement and/ or the Transactions, as such directors may deem fit."

By order of the Board
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 6th June, 2008

Notes:

(1) The above resolution will be put to the vote at the meeting by way of a poll.

(2) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two.) A proxy need not be a member of the Company. To be valid, such member of the Company must complete the enclosed form of proxy in accordance with the instructions printed on it and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong no later than 48 hours before the time for holding the meeting (or any adjournment thereof). Completion and return of the enclosed form of proxy will not preclude such member of the Company from attending and voting in person at the above meeting (or any adjournment thereof) should such member of the Company so wish.

(3) The register of members of the Company will be closed from Friday, 20th June, 2008 to Monday, 23rd June, 2008, both days inclusive, during which period no transfer of shares will be effected. To qualify for the right to attend and vote at the above meeting (or any adjournment thereof), all share transfers accompanied by the relevant share certificates must be lodged with the Company's registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:30 p.m. on 19th June, 2008.

(4) Shareholders are advised to read the circular to shareholders of the Company dated 6th June, 2008 (the "Circular") which contains information concerning the resolution to be proposed at the above meeting (or any adjournment thereof).

(5) Regarding directors' interests in the matter dealt with by the above resolution, shareholders are advised to read the Appendix to the Circular on pages 26 to 35 which contains such information.

香港經濟日報 2008年6月6日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

暫停辦理過戶登記手續

香港電燈集團有限公司(「本公司」)將由二零零八年六月二十日星期五至二零零八年六月二十三日星期一(首尾兩天包括在內)暫停辦理股票過戶工作，以確定有資格親自出席將於二零零八年六月二十三日星期一舉行之股東特別大會(包括其續會)及於會上投票的股東名單。凡擬獲取上述資格者，務須於二零零八年六月十九日星期四下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

承董事會命
公司秘書
黃莉華

香港，二零零八年六月六日

於本公佈日期，本公司董事為：

執行董事：霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(甘先生之替任董事：陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事：夏佳理先生及麥理思先生。

獨立非執行董事：顧浩格先生、余頌平先生及黃頌顯先生。

本公佈亦登載於香港交易及結算所有限公司的網站www.hkex.com.hk「最新上市公司公告」一欄及本公司的網站www.heh.com「投資者資訊 — 通告、公佈及通函」一欄

File No. 82-4086

The Standard | Friday, June 6, 2008

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈
HK Electric

CLOSURE OF REGISTER OF MEMBERS

The register of members of Hongkong Electric Holdings Limited (the "Company") will be closed from Friday, 20th June 2008 to Monday, 23rd June 2008, both days inclusive, to ascertain shareholders qualified for the right to attend and vote at the Extraordinary General Meeting to be held on Monday, 23rd June 2008 (or any adjournment thereof). To qualify for the abovementioned right, all transfers accompanied by the relevant share certificates should be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 19th June 2008.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 6th June, 2008

As at the date of this announcement, the Directors of the Company are:

Executive Directors	:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors	:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors	:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung-hin.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of the Company at www.heh.com under "Investor Relations - Notices, Announcements & Circulars".

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「收購事項」	指	具長江基建公佈所賦予之涵義
「AdvanCo」	指	長江基建與本公司已成立或將予成立之公司或法團，由長江基建及本公司按或將按50/50基準擁有
「該協議」	指	長江基建與本公司就該交易於二零零八年五月十六日訂立之有條件買賣協議
「聯繫人」、「關連人士」及「控股股東」	指	具上市規則所賦予之涵義
「相聯法團」	指	具證券及期貨條例第XV部所賦予之涵義
「法國巴黎融資」	指	法國巴黎融資(亞太)有限公司，獲准進行證券及期貨條例所界定的第1類(證券交易)及第6類(就企業融資提供意見)受規管活動的持牌法團
「董事會」	指	董事會
「營業日」	指	香港銀行營業進行一般銀行業務之任何日子(不包括星期六、星期日及在上午九時正至下午五時正期間任何時間香港懸掛八號或以上熱帶氣旋警告訊號或「黑色暴雨警告訊號」之日子)
「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038)
「長江基建公佈」	指	長江基建於二零零八年四月二十八日就WEDN根據買賣協議收購VWE Network全部已發行股本發出之公佈
「長江基建集團」	指	長江基建及其附屬公司

目錄

此乃要件　請即處理

閣下如對本通函內容任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問尋求獨立意見。

閣下如已將名下**香港電燈集團有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（於香港註冊成立的有限公司）

（股份代號：0006）

關連交易

收購長江基建集團有限公司
一間附屬公司50%權益

獨立董事委員會及獨立股東之獨立財務顧問

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

董事會函件載於本通函第5至第12頁，而獨立董事委員會函件則載於本通函第13頁。

獨立財務顧問致獨立董事委員會及獨立股東之意見函件全文載於本通函第14至第25頁。

在本公司於二零零八年六月二十三日（星期一）上午十時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行之股東特別大會上，將提呈決議案以批准本通函所述事宜。

日期為二零零八年六月六日召開股東特別大會之通告載於本通函第38至第39頁。

無論　閣下能否出席股東特別大會或其任何續會，敬請將隨附之委派代表書按其印備之指示填妥，且無論如何於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港堅尼地道44號。填妥及交回隨附之委派代表書後，　閣下仍可依願親身出席股東特別大會或其任何續會並於會上投票。

二零零八年六月六日

File No. 82-4086

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

港燈
HK Electric

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0006)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING OF THE COMPANY TO BE HELD ON MONDAY, 23 JUNE 2008

I/We [(1)] ____________________

of [(2)] ____________________

being the registered holder(s) of [(3)] ____________________ shares of HK$1.00 each in Hongkong Electric Holdings Limited 香港電燈集團有限公司 hereby appoint [(4)] the Chairman of the Meeting

or ____________________

of ____________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Monday, 23 June 2008 at 10:30 a.m. and at every adjournment thereof on the undermentioned resolution as indicated:

Resolution	For [(5)]	Against [(5)]
The ordinary resolution set out in the Notice convening the Extraordinary General Meeting — To approve the acquisition of 50% of the entire issued share capital of Wellington Electricity Distribution Network Holdings Limited and associated matters		

Dated this ________ day of ________________ 2008.

Signature(s) [(6)] ____________________

Notes:

(1) Please insert your full name(s) in **BLOCK CAPITALS**.

(2) Please insert your address(es) in **BLOCK CAPITALS**.

(3) Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(4) If any proxy other than the Chairman of the Meeting is preferred, please strike out "the Chairman of the Meeting" and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

(5) **IMPORTANT:** If you wish to vote for the resolution in the Notice of Extraordinary General Meeting, please place a "tick" in the relevant box under "For". If you wish to vote against the resolution in the Notice of Extraordinary General Meeting, please place a "tick" in the relevant box under "Against". In the event that neither the box under "For" nor that under "Against" is completed, the proxy will be entitled to vote at his discretion.

(6) This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised in that behalf.

(7) In order to be valid, this form, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be lodged at the registered office of the Company, 44 Kennedy Road, Hong Kong not less than 48 hours before the time appointed for holding the above Meeting.

(8) In the case of joint holders of any share, any one of such persons may vote, either personally or by proxy in respect of such share, provided that if more than one of such joint holders be present at the above Meeting (or any adjournment thereof) personally or by proxy, the person whose name stands first in the register shall alone be entitled to vote in respect thereof.

(9) The proxy need not be a member of the Company but must attend the above Meeting (or any adjournment thereof) in person to represent you.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)

(股份代號：0006)

港燈 HK Electric

本公司將於二零零八年六月二十三日(星期一)舉行之
股東特別大會適用之委派代表書

本人／吾等[一] ______________________________

地址[二] ______________________________

乃香港電燈集團有限公司Hongkong Electric Holdings Limited每股面值港幣一元股份[三] __________ 股

之註冊持有人，茲委任[四]大會主席或(姓名) ______________________________

地址 ______________________________

代表本人／吾等出席二零零八年六月二十三日(星期一)上午十時三十分舉行之股東特別大會，並於會中或續會時代表投票議決下列決議案：

決議案	贊成[五]	反對[五]
於召開股東特別大會通告內刊載之普通決議案 — 有關批准收購Wellington Electricity Distribution Network Holdings Limited之全部已發行股本之50%及相關事宜		

日期：二零零八年 __________ 月 __________ 日

簽署[六]：______________________________

附註：

(一) 請用正楷填寫　閣下的全名。

(二) 請用正楷填寫　閣下的地址。

(三) 請填上登記於　閣下名下之面值港幣一元股份數目。如未有填上股份數目，本委派代表書所指之股數乃被視為登記於　閣下名下所有股份。

(四) 如擬委任另一代表，請刪去已印備之「大會主席」字樣，並在空欄內填上　閣下將委派代表之姓名及地址，本委派代表書之每項更改，均須由簽署人簡簽示可。

(五) **注意：**　閣下如欲投票贊成股東特別大會通告所載之決議案，請在「贊成」欄內以「✓」表示；如欲反對則請在「反對」欄內以「✓」表示反對。倘「贊成」及「反對」兩欄皆沒有填寫，則代表人有權自行投票。

(六) 本委派代表書必須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則委派代表書必須蓋上印鑑，或由正式授權之職員或授權人簽署。

(七) 本委派代表書連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本，必須於上述大會舉行前四十八小時送達本公司註冊辦事處，地址為香港堅尼地道四十四號，方為有效。

(八) 任何一位聯名股東均可根據所持之股份親身或委派代表投票。若多過一位聯名股東或其代表出席上述大會(或其任何續會)，則只有股東名冊上排名於首的一位有權投票。

(九) 代表人不必為本公司股東，惟須親身出席上述大會(或其任何續會)代表　閣下。

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 00006

港燈 HK Electric

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hongkong Electric Holdings Limited (the "**Company**") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Monday, 23rd June, 2008 at 10:30 a.m. for the purposes of considering and, if thought fit, passing with or without modification the following resolution as an **Ordinary Resolution**:

"**THAT** the terms and conditions of the agreement made between the Company and Cheung Kong Infrastructure Holdings Limited ("**CKI**") dated 16th May, 2008 (the "**Agreement**"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification, the acquisition by the Company of 50% of the entire issued share capital of Wellington Electricity Distribution Network Holdings Limited as at completion of the Agreement and the carrying out by the Company of the related transactions as contemplated under the Agreement (collectively, the "**Transactions**"), and/or as set out in the circular to the shareholders of the Company dated 6th June, 2008 (the "**Circular**") of which this notice of meeting forms part, a copy of which has been produced to this meeting marked "B" and signed by the Chairman of the meeting for the purpose of identification, and the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations under the Agreement and/or the Transactions be and are hereby approved; and any two executive directors of the Company be and are hereby authorised to execute all such documents and deeds (and if necessary apply the common seal of the Company thereto) and do and authorise all such acts, matters and things as they may in their discretion consider necessary or desirable on behalf of the Company for the purpose of implementing, and otherwise in connection with, the Agreement and the Transactions, and authorise the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations under the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Agreement and/or the Transactions, including agreeing any modifications, amendments, waivers, variations or extensions of the Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Agreement and/or the Transactions, as such directors may deem fit."

By order of the Board
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 6th June, 2008

Notes:

(1) The above resolution will be put to the vote at the meeting by way of a poll.

(2) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two.) A proxy need not be a member of the Company. To be valid, such member of the Company must complete the enclosed form of proxy in accordance with the instructions printed on it and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong no later than 48 hours before the time for holding the meeting (or any adjournment thereof). Completion and return of the enclosed form of proxy will not preclude such member of the Company from attending and voting in person at the above meeting (or any adjournment thereof) should such member of the Company so wish.

(3) The register of members of the Company will be closed from Friday, 20th June, 2008 to Monday, 23rd June, 2008, both days inclusive, during which period no transfer of shares will be effected. To qualify for the right to attend and vote at the above meeting (or any adjournment thereof), all share transfers accompanied by the relevant share certificates must be lodged with the Company's registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:30 p.m. on 19th June, 2008.

(4) Shareholders are advised to read the circular to shareholders of the Company dated 6th June, 2008 (the "Circular") which contains information concerning the resolution to be proposed at the above meeting (or any adjournment thereof).

(5) Regarding directors' interests in the matter dealt with by the above resolution, shareholders are advised to read the Appendix to the Circular on pages 26 to 35 which contains such information.

As at the date of this announcement, the Directors of the Company are:

Executive Directors	:	Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (also alternate to Mr. FOK Kin Ning, Canning and Mr. Frank John SIXT), Mr. Andrew John HUNTER, Mr. KAM Hing Lam (Alternate Director to Mr. KAM: Mr. CHAN Loi Shun), Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT, Mr. WAN Chi Tin and Mr. YUEN Sui See.
Non-executive Directors	:	Mr. Ronald Joseph ARCULLI and Mr. George Colin MAGNUS.
Independent Non-executive Directors	:	Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin.

港燈
HK Electric

股東特別大會通告

茲通告香港電燈集團有限公司(「**本公司**」)將於二零零八年六月二十三日(星期一)上午十時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，以考慮及酌情通過下列決議案為一項**普通決議案**(不論有否修訂)：

「**動議**批准本公司與長江基建集團有限公司(「**長江基建**」)於二零零八年五月十六日訂立之協議(「**該協議**」，其註有「A」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別)之條款及條件，以及本公司於該協議完成時收購Wellington Electricity Distribution Network Holdings Limited全部已發行股本之50%及本公司進行根據該協議擬進行之有關交易(統稱為「**該等交易**」)，及／或如本公司於二零零八年六月六日向本公司股東發出之通函(「**通函**」，其註有「B」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別)所載，實行、行使或實施該協議及／或該等交易項下之任何權利及履行其任何責任；並授權本公司任何兩名執行董事簽立所有有關文件及契據(及如有需要加蓋本公司印章)及代表本公司作出及授權作出彼等酌情認為實行該協議及該等交易及與該協議及該等交易有關所必需或合宜之一切作為、事宜及行動，以及授權實行、行使或實施該協議及／或訂立或與該協議及／或該等交易有關之任何契據、文件、承諾或責任項下之任何權利及履行其任何責任，包括於該等董事視為適合之情況下同意修改、修訂、豁免、更改或延長該協議及／或訂立或與該協議及／或該等交易有關之任何契據、文件、承諾或責任。」

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零八年六月六日

(一) 上述決議案將於大會上以投票方式表決。

(二) 有權出席大會及於會上投票之本公司股東，均有權委任代表出席及代其投票。(任何持有兩股股份或以上之股東不得委任超過兩名代表。) 代表人不必為本公司股東。本公司股東必須按照隨附之委派代表書上印備之指示填妥該委派代表書，於大會(或其任何續會)舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港堅尼地道44號，方為有效。填妥及交回隨附之委派代表書後，該本公司股東仍可依願出席上述大會(或其任何續會)及於會上投票。

(三) 本公司將由二零零八年六月二十日(星期五)至二零零八年六月二十三日(星期一)(首尾兩日包括在內)暫停辦理股份過戶工作。為符合資格出席上述大會(或其任何續會)及於會上投票，所有過戶文件連同有關股票須於二零零八年六月十九日下午四時三十分前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。

(四) 股東可閱覽本公司於二零零八年六月六日向股東發出之通函(「通函」)，當中載有關於將在上述大會(或其任何續會)提呈之決議案之資料。

(五) 就董事於上述決議案所處理事項的權益而言，謹請股東參閱通函之附錄第26至第35頁所載有關資料。

於本公布日期，本公司董事為：

執行董事 ： 霍建寧先生(主席)、曹棨森先生(集團董事總經理)、周胡慕芳女士(亦為霍建寧先生及陸法蘭先生之替任董事)、甄達安先生、甘慶林先生(甘先生之替任董事：陳來順先生)、李蘭意先生、李澤鉅先生、麥堅先生、陸法蘭先生、尹志田先生及阮水師先生。

非執行董事 ： 夏佳理先生及麥理思先生。

獨立非執行董事 ： 顧浩格先生、佘頌平先生及黃頌顯先生。

「本公司」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：0006)
「該交易完成」	指	根據該協議之條款完成該交易
「關連人士」	指	具上市規則所賦予之涵義
「董事」	指	本公司之董事
「股東特別大會」	指	本公司將召開之股東特別大會，以批准本公司認購銷售股份，以及該協議項下擬進行之其他交易及事項
「融資」	指	某間銀行或多間銀行將向WEDN提供最多400,000,000紐西蘭元(約港幣2,381,500,000元)之貸款
「本集團」	指	本公司及其附屬公司
「港幣」	指	港幣，香港之法定貨幣
「HoldCo」	指	Wellington Electricity Distribution Network Holdings Limited，根據巴哈馬法律註冊成立之有限公司，為長江基建之間接全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由佘頌平先生組成之獨立董事委員會，以就該交易向獨立股東提供意見
「獨立財務顧問」	指	法國巴黎融資，獨立董事委員會及獨立股東就有關該交易之獨立財務顧問
「獨立股東」	指	本公司股東，不包括長江基建及其聯繫人(定義見上市規則)

「初期資本」	指	將注入HoldCo之初期資本100紐西蘭元(約港幣595.4元),可根據長江基建與本公司同意之具稅務效益之收購/出售架構作進一步調整
「聯合公佈」	指	長江基建及本公司於二零零八年五月十六日就該交易發出之聯合公佈
「信用狀貸款確認書」	指	澳洲紐西蘭銀行集團有限公司與長江基建於二零零八年四月二十五日就出具信用狀而簽立之貸款確認書
「最後可行日期」	指	二零零八年五月三十日,即本通函付印前以確定本通函所載若干資料之最後可行日期
「信用狀」	指	具長江基建公佈所賦予之涵義
「上市規則」	指	聯交所證券上市規則
「紐西蘭元」	指	紐西蘭元,紐西蘭之法定貨幣
「網絡收購協議」	指	VWE Network與Vector就(其中包括)VWE Network向Vector購買威靈頓網絡訂立之有條件買賣協議
「認購價」	指	785,000,000紐西蘭元(約港幣4,673,700,000元)(可根據買賣協議作任何調整),即就收購事項支付之認購價
「決議案」	指	擬於股東特別大會上提呈以批准本公司認購銷售股份,以及該協議項下擬進行之其他交易及事項之普通決議案
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「買賣協議」	指	長江基建、WEDN、Vector與VMDS於二零零八年四月二十八日就收購事項訂立之有條件買賣協議

「銷售股份」	指	HoldCo股本中每股面值1紐西蘭元(約港幣5.9537元)之50股普通股，相當於HoldCo於該交易完成時之全部已發行股本之50%
「股份」	指	本公司股本中每股面值港幣1元之普通股
「聯交所」	指	香港聯合交易所有限公司
「該交易」	指	買賣銷售股份，以及該協議項下擬進行之其他交易及事項
「Vector」	指	Vector Limited，根據紐西蘭法律註冊成立之公司，並為VMDS之最終控股公司
「VMDS」	指	Vector Metering Data Services Limited，根據紐西蘭法律註冊成立之公司
「VWE Management」	指	Vector Wellington Electricity Management Limited，根據紐西蘭法律註冊成立之公司，並為VWE Network之全資附屬公司
「VWE Network」	指	Vector Wellington Electricity Network Limited，根據紐西蘭法律註冊成立之公司，於買賣協議日期為VMDS之全資附屬公司
「WEDN」	指	Wellington Electricity Distribution Network Limited，根據紐西蘭法律註冊成立之公司，為長江基建之間接全資附屬公司
「威靈頓網絡」	指	具長江基建公佈所賦予之涵義

附註：本通函所列之幣值以1紐西蘭元兌港幣5.9537元之匯率換算，有關換算僅作說明之用。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

港燈
HK Electric

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006
註冊辦事處：香港堅尼地道44號

執行董事
霍建寧(主席)
曹棨森(集團董事總經理)
周胡慕芳(亦為霍建寧先生及陸法蘭先生之替任董事)
甄達安
甘慶林
李蘭意
李澤鉅
麥堅
陸法蘭
尹志田
阮水師
陳來順(甘慶林先生之替任董事)

非執行董事
夏佳理
麥理思

獨立非執行董事
顧浩格
佘頌平
黃頌顯

敬啟者：

關連交易

收購長江基建集團有限公司一間附屬公司50%權益

1. 序言

董事會於聯合公佈中公佈，本公司與長江基建已於二零零八年五月十六日(交易時間後)訂立該協議，根據該協議之條款，長江基建同意促使向本公司或其代名人或其全資附屬公司出售，及本公司同意購買或促使其代名人或其全資附屬公司購買銷售股份。

緊隨該交易完成後，長江基建（透過其全資附屬公司）及本公司（其本身或透過其代名人或其全資附屬公司）各自將成為HoldCo全部已發行股本之50%之實益擁有人。長江基建將竭盡所能促使於該交易完成前向HoldCo轉讓WEDN全部已發行股本。誠如長江基建公佈所述，長江基建及WEDN於二零零八年四月二十八日就收購事項與VMDS及Vector訂立買賣協議。隨後，Vector與VWE Network已訂立網絡收購協議。

長江基建及其聯繫人現時持有本公司已發行股本約38.87%。由於持有該股權權益，長江基建為本公司之控股股東，並因此為本公司之關連人士。根據上市規則，該交易構成本公司之關連交易，並須待獨立股東於股東特別大會上批准後，方可作實。長江基建及其聯繫人將於股東特別大會上放棄投票。

獨立董事委員會已成立，就該交易向獨立股東提供意見。本公司已委任法國巴黎融資為獨立財務顧問，就該交易向獨立董事委員會及獨立股東提供意見。

本通函旨在(i)向　閣下提供有關該協議及該交易之進一步資料；及(ii)載列獨立董事委員會及獨立財務顧問就該交易之意見及推薦建議。

2. 該協議之詳情

該協議

日期

二零零八年五月十六日（交易時間後）

訂約各方

(1) 長江基建；及

(2) 本公司

長江基建及其聯繫人現時持有本公司已發行股本約38.87%。由於持有該股權權益，長江基建為本公司之控股股東，並因此為本公司之關連人士。根據上市規則，該交易構成本公司之關連交易。

該交易之主要內容

根據該協議，(除其他事項外)長江基建同意促使向本公司或其代名人或其全資附屬公司出售，及本公司同意購買或促使其代名人或其全資附屬公司購買銷售股份。銷售股份並無附帶產權負擔，並享有於該交易完成當時或之後附帶之所有權利。

條件

該交易須待下列各項條件達成後，方告作實：

(a) 符合資格於股東特別大會上投票之本公司股東根據上市規則規定批准本公司(或其代名人或其全資附屬公司)向長江基建購買銷售股份及該協議項下擬進行之相關交易及事項；

(b) 根據上市規則規定，長江基建取得其股東之書面批准，准予長江基建向本公司(或其代名人或其全資附屬公司)出售銷售股份及該協議項下擬進行之相關交易及事項；及

(c) HoldCo成為WEDN之唯一註冊實益股東。

倘於二零零八年十月一日(或長江基建與本公司同意之較後日期)前，上述第(a)項及第(b)項所列之條件未能達成，且長江基建未能達成或本公司並無豁免上述第(c)項所列之條件，則該協議將告失效，而該交易將不會進行。

本公司可豁免上述第(c)項所列之條件，惟條件為下文「代價」一段第(b)項所列之款項及下文「代價」一段所述本公司須就認購價支付之任何款項之付款日期須予以順延，所延長之期限相當於該交易完成至HoldCo成為WEDN唯一註冊實益股東當日之間的營業日數。

於最後可行日期，上述第(b)項所列之條件經已達成。

該交易完成日期為上述所有條件達成或獲豁免後之下一個營業日或長江基建與本公司同意之其他日期。

代價

銷售股份之代價相等於：

(a) 50紐西蘭元(約港幣297.7元)，即初期資本之50%；

另加

(b) 長江基建就買賣協議項下擬進行之交易所產生之交易成本及費用之50%(於聯合公佈日期，有關交易成本及費用估計約為10,500,000紐西蘭元(約港幣62,500,000元))，但不包括以初期資本支付之任何成本或費用。

根據買賣協議，WEDN須於收購事項完成時向VMDS支付認購價。待該交易完成後，長江基建及本公司同意在初期資本及根據融資提取之款項不足以全數支付認購價時，按50/50基準支付有關款項。有關款項將由本公司以向WEDN、HoldCo或AdvanCo提供貸款及／或資本之方式撥付，或倘長江基建已於該交易完成前支付認購價，則本公司將向長江基建付還50%有關款項，而本公司須就上文(a)段所列向長江基建支付銷售股份之代價將因而增加。

銷售股份之代價將由本公司或其代名人或其全資附屬公司按下列方式以現金支付：

- 於該交易完成時，本公司須向或促使其代名人或其全資附屬公司(作為銷售股份之買方)向長江基建(或按長江基建之指示)支付上文(a)段所列款項(倘長江基建已於該交易完成前支付認購價，則該款項將會增加)。

- 儘管該交易完成，惟本公司同意及承諾在完成買賣協議後之合理期間內應長江基建之通知支付或促使其代名人或其全資附屬公司向長江基建指示之有關方支付上文(b)段所列款項。

銷售股份之代價由長江基建與本公司按一般商業條款經公平磋商後釐定。該交易之代價將由本公司以內部資源及外部融資(有關比例有待進一步釐定)撥付。

承諾

長江基建已承諾在該交易完成前向HoldCo注入(或促使注入)初期資本。

該交易完成以後，本公司須或須促使其代名人或其全資附屬公司在出具及支付信用狀時，支付及承擔長江基建在信用狀及信用狀貸款確認書項下及有關信用狀及信用狀貸款確認書之全部負債、彌償、承諾及責任之50%。

本公司同意在該交易完成時按個別基準承擔融資擔保，擔保金額為根據融資將提取之金額之50%，擔保形式及內容會根據相關貸款人之規定作出，以便貸款人解除長江基建就融資所作出之擔保或長江基建提供有關擔保之協議或承諾下承擔之負債之50%。

3. 該交易主要內容之資料

HoldCo於二零零八年五月六日根據巴哈馬法律註冊成立。HoldCo現時為長江基建之間接全資附屬公司，自註冊成立以來並未開展任何營運或業務活動。

WEDN為長江基建之間接全資附屬公司，除於二零零八年四月二十八日訂立買賣協議外，於聯合公佈日期為一不活動公司。

VWE Network及VWE Management分別於二零零三年九月九日及二零零八年三月二十七日註冊成立。自其各自之註冊成立日期至聯合公佈日期止，除VWE Network已訂立網絡收購協議外，兩間公司均尚未開展任何營運或業務活動。

誠如長江基建公佈所述，長江基建及WEDN於二零零八年四月二十八日就收購事項與VMDS及Vector訂立買賣協議。隨後，Vector與VWE Network已訂立網絡收購協議。

緊隨該交易完成後，長江基建(透過其全資附屬公司)及本公司(其本身或透過其代名人或其全資附屬公司)各自將成為HoldCo全部已發行股本之50%之實益擁有人。長江基建將竭盡所能在該交易完成前促使向HoldCo轉讓WEDN全部已發行股本。根據該協議，長江基建及本公司將於該交易完成時提名相等之代表人數擔任HoldCo及WEDN董事。

本公司現擬於緊隨該交易完成後將HoldCo及WEDN之業績列賬為「於聯營公司之權益」。HoldCo及WEDN之業績及資產將以權益列賬法列入本集團之財務報表。

威靈頓網絡包括之電網資產乃Vector於紐西蘭威靈頓(Wellington)、波里魯阿(Porirua)及哈特谷(Hutt Valley)地區之電力線路業務之一部分，系統長度逾4,592公里。威靈頓網絡目前向該地區之住宅、商業及工業用戶供電。

威靈頓網絡於二零零七年六月三十日之備考未經審核淨賬面值約為463,900,000紐西蘭元(約港幣2,761,900,000元)。截至二零零六年六月三十日止年度及截至二零零七年六月三十日止年度，威靈頓網絡應佔之備考未經審核除利息前及除税前純利分別為約85,600,000紐西蘭元(約港幣509,600,000元)及約86,100,000紐西蘭元(約港幣512,600,000元)。截至二零零六年六月三十日止年度及截至二零零七年六月三十日止年度，威靈頓網絡應佔之備考未經審核除利息後及除税後純利分別為約56,000,000紐西蘭元(約港幣333,400,000元)及約55,900,000紐西蘭元(約港幣332,800,000元)。

4. 長江基建集團之資料

長江基建集團主要業務集中於基建之發展、投資及經營，分佈範圍遍及香港、內地、澳洲、加拿大、菲律賓及英國。

5. 本集團之資料

本集團之主要業務為發電及向香港島及南丫島輸配電力。本公司亦為長江基建數項於澳洲及加拿大之電力相關業務及英國氣體分銷業務之合營夥伴。

6. 進行該交易之原因

該交易反映本公司把握投資香港境外基建項目之策略。

董事認為該協議之條款乃按正常商業條款訂立，且就本公司及其股東整體利益而言屬公平合理。

7. 上市規則涵義

任何於該交易擁有重大權益之關連人士及任何於該交易擁有重大權益之其他股東及彼等各自之聯繫人須就決議案放棄投票。

長江基建及其聯繫人現時持有本公司已發行股本約38.87%。由於持有該股權權益，長江基建為本公司之控股股東，並因此為本公司之關連人士。根據上市規則，該交易構成本公司之關連交易，及須待獨立股東於股東特別大會上批准後，方可作實。長江基建及其聯繫人將於股東特別大會上放棄投票。就董事於作出一切合理查詢後所知、所悉及確信，於最後可行日期，長江基建及該等聯繫人各自有權就其於本公司之股份之投票權行使控制權。

8. 推薦建議

董事相信，訂立該協議及該交易符合本公司及股東之整體利益，而該協議及該交易之條款乃一般商業條款，就股東整體而言屬公平合理。

因此，董事建議股東投票贊成將於股東特別大會上提呈為普通決議案之決議案。

根據上市規則，本公司須成立獨立董事委員會，就該交易向獨立股東提供意見。由於黃頌顯先生及顧浩格先生(三名獨立非執行董事中其中兩名)亦為和記黃埔有限公司之獨立非執行董事(長江基建為該公司之附屬公司)，故彼等將不會被委任為獨立董事委員會之成員。因此，僅佘頌平先生獲委任為獨立董事委員會之成員，以就該交易向獨立股東提供意見。法國巴黎融資已獲委任為獨立董事委員會及獨立股東就此之獨立財務顧問。因此，謹請 閣下垂注本通函第13頁所載之獨立董事委員會函件，當中載有其致獨立股東之推薦建議，而法國巴黎融資之意見函件全文載於本通函第14至第25頁，當中載有其致獨立董事委員會及獨立股東之意見。

9. 股東特別大會

本公司將於二零零八年六月二十三日(星期一)上午十時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂召開股東特別大會，以考慮及酌情通過決議案，大會通告載於第38至第39頁。

隨函附奉股東特別大會適用之委派代表書。無論　閣下能否出席股東特別大會或任何續會，敬請將隨附之委派代表書按其上印備之指示填妥，並最遲須於股東特別大會或其任何續會舉行時間不少於四十八小時前交回本公司之註冊辦事處，地址為香港堅尼地道44號。填妥及交回隨附之委派代表書後，閣下仍可依願親身出席股東特別大會或任何續會並於會上投票。

10. 其他資料

務請垂注本通函附錄所載之其他資料。

此　致

各位股東　台照

承董事會命
香港電燈集團有限公司
主席
霍建寧

二零零八年六月六日

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

港燈
HK Electric

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006
註冊辦事處：香港堅尼地道44號

敬啟者：

關連交易

收購長江基建集團有限公司
一間附屬公司50%權益

本人謹此提述通函，本函件為其中部份。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

獨立董事委員會已經成立，以就其認為該交易之條款是否公平合理及該交易是否符合本公司及股東之整體利益，向獨立股東提供意見。法國巴黎融資已獲委任就該交易向獨立董事委員會及獨立股東提供意見。

謹請　閣下垂注載於本通函第5至第12頁之董事會函件及載於本通函第14至第25頁之法國巴黎融資意見函件，兩份函件均提供該交易之詳情。

經考慮該協議之條款、法國巴黎融資之意見及董事會函件所載之有關資料，本人認為，該交易之條款就獨立股東而言屬公平合理，而該交易乃符合本公司及股東之整體利益。

因此，本人建議獨立股東投票贊成將於股東特別大會上提呈為普通決議案之決議案。

此　致

各位獨立股東　台照

香港電燈集團有限公司
獨立董事委員會
余頌平
謹啟

二零零八年六月六日

以下為法國巴黎融資就該交易致獨立董事委員會及獨立股東之意見函件全文，以供載入本通函。

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

法國巴黎融資(亞太)有限公司
香港中環金融街8號
國際金融中心二期59至63樓

敬啟者：

關連交易

收購HOLDCO 50%權益

序言

吾等獲委任為獨立財務顧問，就該協議之條款向獨立董事委員會及獨立股東提供意見，詳情載於 貴公司於二零零八年六月六日刊發之通函(「通函」，本函件亦載於通函內)所載董事會函件內。除文義另有所指外，本函件所用詞彙與通函所界定之詞彙具有相同涵義。

於最後可行日期，長江基建及其聯繫人持有 貴公司已發行股本約38.87%。由於持有該股權權益，長江基建為 貴公司之控股股東，並因此為 貴公司之關連人士。根據上市規則，該交易構成 貴公司之關連交易，並須待獨立股東於股東特別大會上批准後，方可作實。長江基建及其聯繫人將於股東特別大會上放棄投票。獨立股東於股東特別大會上作出任何表決，均將以投票方式進行。獨立董事委員會已成立，以就該交易之條款向獨立股東提供意見。

吾等就該交易獲委任為獨立董事委員會之獨立財務顧問。吾等為持牌法團，持有可進行證券及期貨條例(香港法例第571章)規定之第1類(證券交易)及第6類(就企業融資提供意見)受規管活動之相關牌照。吾等將就發出本函件而向　貴公司收取費用。　貴公司亦已同意就本委聘所招致之若干責任及支出向吾等及若干有關人士作出彌償。

除上文所述吾等向　貴公司提供服務而收取之一般專業費用外，並無任何安排令吾等可從　貴公司、其附屬公司或聯營公司收取任何費用或獲得任何利益。吾等認為吾等適合就該交易之條款向獨立董事委員會及獨立股東提供獨立財務意見。於二零零八年五月二十八日，吾等之母公司BNP Paribas S.A.實益擁有下列權益：

(i) 441,800股股份，約佔　貴公司已發行股本0.02%；

(ii) 長江基建(股份代號：1038) 276,799股股份，約佔長江基建已發行股本0.01%；

(iii) 和記黃埔有限公司(股份代號：0013) 11,735,624股股份，約佔和記黃埔有限公司已發行股本0.28%；

(iv) 長江實業(集團)有限公司(股份代號：0001) 3,417,961股股份，約佔長江實業(集團)有限公司已發行股本0.15%；及

(v) Vector(股份代號：VCT) 2,048股股份，約佔Vector已發行股本0.0002%。

於二零零八年五月二十八日，法國巴黎銀行向長江基建其中一間附屬公司(由長江基建提供公司擔保)及和記黃埔有限公司提供若干銀行融資。

長江實業(集團)有限公司現時持有和記黃埔有限公司已發行股本約49.97%，和記黃埔有限公司則持有長江基建已發行股本約84.58%。此外，長江基建及其聯繫人現時持有　貴公司已發行股本約38.87%。

鑒於(i)BNP Paribas S.A.於 貴公司所持權益並非重大，且與獨立股東所持權益並無差異；(ii)BNP Paribas S.A.分別於長江基建、和記黃埔有限公司、長江實業(集團)有限公司及Vector所持權益亦並非重大；及(iii)法國巴黎銀行所提供之銀行融資對法國巴黎銀行集團之總資產而言並非重大，故吾等不認為該等持股權益及銀行融資會影響吾等意見之客觀性。

在編製本函件及給予任何意見或建議時，吾等只獨立考慮該交易，並未將其與 貴公司或 貴集團整體在過去、現時或未來之任何其他業務方案或策略一併考慮，亦未將該交易視為一系列其他交易或安排之一部分。吾等不會就該交易會否完成或成功發表任何意見。

吾等依賴董事、 貴公司之顧問及管理層所提供之聲明、資料及事實、所表達之意見以及所作出之陳述(包括通函所載資料)，並假設所有聲明、意向、意見及陳述(貴公司及董事對此負全責)於作出時在所有重大方面均屬真實、完整及正確，且於截至最後可行日期(包括該日)依然如是，並可作依賴。

吾等已審閱(其中包括)該協議及 貴公司所編製之有關該交易之資料。吾等已假設，該協議根據其條款在法律上可對其訂約各方強制執行，而訂約各方將執行且將有能力執行其各自於該協議下之責任。吾等亦已假設通函所載管理層或董事之所有意向聲明將得以落實，而董事所有預期亦將達致。吾等亦已依賴若干公開資料(如 貴公司及長江基建之相關刊物)，並假設該等資料準確及可靠。然而，吾等並無獨立核證該等資料，或就 貴公司或威靈頓網絡之業務及狀況進行獨立調查，且未對任何資產或負債作任何估值或評估，亦未對 貴集團或威靈頓網絡之未來前景之商業可行性或任何其他各方之財務狀況或未來前景進行任何形式之調查。吾等認為，吾等已接獲及審閱足夠資料，作為吾等意見之合理依據。

吾等已進一步假設在不會對　貴公司所預計利益構成任何負面影響下，　貴公司已獲取或將獲取所有有關該協議之有效性及實施而所需之政府、監管機關或其他同意書及批文(如有)。吾等已獲董事告知，通函所載及所述資料及陳述並無遺漏任何重大事實，吾等亦無理由懷疑有任何重大資料遭隱瞞，或懷疑所提供資料之真實或準確性。吾等已尋求並已取得董事確認，所提供之資料及／或所表達之意見並無遺漏重大事實或資料。

吾等之意見必須依據當時存在及可予評估之市場、經濟及其他狀況及截至最後可行日期止吾等可公開取得之資料而作出。吾等並無責任更新本意見以涵蓋本意見提交獨立董事委員會及獨立股東後所發生之事件。謹請注意，倘吾等提供意見時已得悉其後可能發展或改變之情況，則可能影響或改變吾等所提供之意見。吾等概不就此等情況而承擔任何責任。

主要因素及理由

於制訂吾等意見時，吾等已考慮下列所載各主要因素及理由。於作出結論時，吾等已考慮到各項分析結果，並最終根據各項分析之整體結果而得出意見。

1. 該交易背景

誠如長江基建公佈所述，長江基建及WEDN於二零零八年四月二十八日就收購事項與VMDS及Vector訂立買賣協議。隨後，Vector與VWE Network訂立網絡收購協議。

根據買賣協議，(除其他事項外)(i)WEDN同意向VMDS收購VWE Network全部已發行股本，VWE Network為VWE Management全部已發行股本之擁有人；(ii)長江基建同意擔保WEDN根據買賣協議條款履行其於買賣協議中之責任；及(iii)VMDS之最終控股公司Vector同意擔保VMDS根據買賣協議條款履行其於買賣協議中之責任。如長江基建公佈所披露，長江基建有意於完成收購事項前向　貴公司出售其於VWE Network之部份權益。

網絡收購協議乃就購買威靈頓網絡之電網資產而訂立。威靈頓網絡包括之電網資產乃Vector於紐西蘭威靈頓(Wellington)、波里魯阿(Porirua)及哈特谷(Hutt Valley)地區之電力線路業務之一部分，系統長度逾4,592公里。威靈頓網絡目前向該地區之住宅、商業及工業用戶供電。

2. 進行該交易之理由

貴集團之主要業務為發電及向香港島及南丫島輸配電力。 貴公司亦為長江基建數項於澳洲及加拿大之電力相關業務及英國氣體分銷業務之合營夥伴。

董事認為該協議之條款乃按正常商業條款訂立，且就 貴公司及其股東整體利益而言屬公平合理。誠如董事會函件所披露，該交易反映 貴公司把握投資香港境外基建項目之策略。吾等注意到， 貴公司曾與長江基建合作進行多項合營項目。因此，董事認為長江基建就威靈頓網絡為 貴公司合適之合營夥伴。此外，憑藉 貴集團於發電及輸配電力上及長江基建集團於開發、投資及經營基建業務上之豐富經驗，董事認為，雙方將可透過共同擁有及投資於VWE Network而借助對方之優勢，將對雙方有利。

吾等注意到，威靈頓網絡之主營業務與 貴集團之主營業務一致。經考慮 貴公司業務之性質及投資策略、威靈頓網絡之相關資產及 貴公司過往與長江基建聯手投資成功之經驗，吾等並無理由質疑進行該交易之商業理由。

3. 該交易概述

於二零零八年五月十六日，長江基建與 貴公司訂立該協議，據此，長江基建同意根據該協議之條款促使向 貴公司或其代名人或其全資附屬公司出售，而 貴公司同意根據該協議之條款購買或促使其代名人或其全資附屬公司購買銷售股份。HoldCo自成立起至現時為長江基建之間接全資附屬公司，自註冊成立以來並未開展任何營運或業務活動。

因此，緊隨該交易完成後，長江基建（透過其全資附屬公司）及 貴公司（其本身或透過其代名人或其全資附屬公司）各自將成為HoldCo全部已發行股本之50%之實益擁有人。長江基建將竭盡所能促使於該交易完成前向HoldCo轉讓WEDN全部已發行股本。當該交易完成時（倘WEDN全部已發行股本已於該交易完成前轉讓給HoldCo），HoldCo及WEDN將不再為長江基建之附屬公司。根據該協議，長江基建及 貴公司將於該交易完成時提名相等之代表人數擔任HoldCo及WEDN董事。

根據該協議，銷售股份之代價相等於：

(a) 50紐西蘭元（約港幣297.7元），即初期資本之50%；

另加

(b) 長江基建就買賣協議項下擬進行之交易所產生之交易成本及費用之50%（於聯合公佈日期，有關交易成本及費用估計約為10,500,000紐西蘭元（約港幣62,500,000元）），但不包括以初期資本支付之任何成本或費用。

根據買賣協議，WEDN須於收購事項完成時向VMDS支付認購價。待該交易完成後，長江基建及 貴公司同意在初期資本及根據融資提取之款項不足以全數支付認購價時，按50/50基準支付有關款項。有關款項將由 貴公司以向WEDN、HoldCo或AdvanCo提供貸款及／或資本之方式撥付，或倘長江基建已於該交易完成前支付認購價，則 貴公司將向長江基建付還50%有關款項，而 貴公司須就上文(a)段所列向長江基建支付銷售股份之代價將因而增加。

誠如董事會函件所述，銷售股份之代價將以現金支付。根據該協議，長江基建已承諾在該交易完成前向HoldCo注入（或促使注入）初期資本。

該交易完成以後，　貴公司須或須促使其代名人或其全資附屬公司在出具及支付信用狀時，支付及承擔長江基建在信用狀及信用狀貸款確認書項下及有關信用狀及信用狀貸款確認書之全部負債、彌償、承諾及責任之50%。　貴公司同意在該交易完成時按個別基準承擔融資擔保，擔保金額為根據融資將提取之金額之50%，擔保形式及內容會根據相關貸款人之規定作出，以便貸款人解除長江基建就融資所作出之擔保或長江基建提供有關擔保之協議或承諾下承擔之負債之50%。

董事認為，銷售股份之代價由長江基建與　貴公司按一般商業條款經公平磋商後釐定。

4. 代價之基準

吾等注意到，根據該協議，初期資本、長江基建就買賣協議項下擬進行之交易所產生之交易成本及費用，以及在初期資本及根據融資提取之款項不足以全數支付認購價時，長江基建及　貴公司將根據彼等於HoldCo之股權權益比例按50/50基準提供資金（「額外資金」）。吾等進一步注意到，　貴公司將支付及承擔長江基建在信用狀及信用狀貸款確認書項下及有關信用狀及信用狀貸款確認書之全部負債、彌償、承諾及責任之50%，另　貴公司已同意在該交易完成時按個別基準承擔融資之擔保，擔保金額以根據融資將提取之金額之50%，而此亦為彼等之股權權益比例。

鑒於(i)總認購價約為785,000,000紐西蘭元（約港幣4,673,700,000元）；(ii)長江基建所產生之總交易成本及費用約為10,500,000紐西蘭元（約港幣62,500,000元）；(iii)總初期資本100紐西蘭元（約港幣595.4元）；及(iv)融資額400,000,000紐西蘭元（約港幣2,381,500,000元）預期將由WEDN提取以作為認購價之部份資金，故預期　貴公司根據該協議所需之資金約為197,800,000紐西蘭元（約港幣1,177,600,000元）。

就此，吾等注意到　貴集團截至二零零七年十二月三十一日止年度之經審核綜合財務報表所披露，　貴集團於二零零七年十二月三十一日擁有現金及現金等值資源總額約港幣12,180,000,000元。

此外，吾等亦注意到，威靈頓網絡之資產淨值對　貴集團之資產淨值而言並不重大。由於　貴公司計劃於緊隨該交易完成後將HoldCo及WEDN之業績列賬為「於聯營公司之權益」，HoldCo及WEDN之業績及資產將以權益列賬法列入　貴集團之財務報表。因此，預期　貴公司根據該交易提供擔保，將令　貴公司因附屬公司及聯營公司因分佔融資而有財務承擔產生之或有債務總額增加約200,000,000紐西蘭元（約港幣1,190,700,000元）。

吾等獲　貴公司知會，　貴公司已對威靈頓網絡進行盡職審查，並大致能就該交易提供看法。吾等獲　貴公司管理層知會，於釐訂代價時，　貴公司管理層亦已考慮多項因素，包括但不限適用於威靈頓網絡輸電之管制價格。

鑒於(i)該交易於長江基建公佈向VMDS收購VWE Network之買賣協議後不久便作出；(ii)VMDS為長江基建及　貴公司之獨立第三方；及(iii)初期資本、長江基建就買賣協議項下擬進行之交易所產生之交易成本及費用，以及額外資金將於有關負債、彌償、承諾及責任，及相關擔保由長江基建及　貴公司根據彼等於HoldCo之股權權益比例按50/50基準支付及承擔時方支付，故吾等無理由質疑該協議之條款之公平合理度。

5. 認購價分析

為達致吾等的意見，吾等進行了(i)可資比較公司分析；及(ii)認購價之可資比較交易分析。在挑選最合適可資比較公司時，吾等主要看該等符合下列標準之公司：

- 該公司主要從事輸配電力業務；
- 該公司之股份於證券交易所上市；及
- 有關資料於過去四年可於公開途徑取得。

然而須注意，在考慮下文所列分析時，(i) 威靈頓網絡之業務、營運及前景與分析中所述公司者並非完全相同，及 (ii) 該等公司之財務報表乃根據其各自之公認會計原則而編製，有關原則可能與威靈頓網絡所採用者不同。

於多項比率分析當中，吾等認為，企業價值(「企業價值」)對未計利息、稅項、折舊及攤銷前之盈利(「EBITDA」)倍數之分析乃最重要及合適之估值基準。透過分析企業價值對EBITDA倍數，吾等得以專注於公司之經營現金流量，從除去因可資比較公司之不同債務水平、稅務、固定資產基礎及折舊假設所產生之影響，而提供有意義之比較。吾等於進行可資比較公司分析時，亦已比較市賬率。

(i) 可資比較公司分析

以下載列若干可資比較公司之企業價值對EBITDA倍數及市賬率。

	國家	企業價值對 EBITDA 倍數	市賬率
澳洲及紐西蘭營運商			
Babcock & Brown Infrastructure Group	澳洲	20.2	0.8
SP Ausnet	澳洲	12.9	4.5
Spark Infrastructure Group	澳洲	18.0	7.4
Vector (VMDS之最終控股公司)	紐西蘭	8.1	1.0
簡單平均值		**14.8**	**3.4**
國際營運商			
ITC Holdings Corp	美國	18.9	3.1
National Grid Plc	英國	10.4	3.5
Companhia de Transmissao de Energia Eletrica Paulista	巴西	7.9	1.8
Elia System Operator SA/NV	比利時	11.2	1.0
Terna – Rete Elettrica Nationale SpA	意大利	8.6	2.6
簡單平均值		**11.4**	**2.4**
簡單平均值		**12.9**	**2.9**
該交易			
威靈頓網絡	**紐西蘭**	**7.6**	**1.7**

資料來源：彭博、公司刊物及 貴公司之資料

進行可資比較公司分析時，吾等視該等澳洲及紐西蘭輸配電力營運商為就威靈頓網絡最合適之可資比較公司，此乃由於彼等均具有相似特點，包括在主營業務、市場地位、監管環境及客戶特點上。

以威靈頓網絡截至二零零七年六月三十日止年度之備考管理賬目為基準，EBITDA為103,700,000紐西蘭元(約港幣617,400,000元)，未經審核賬面淨值約為463,900,000紐西蘭元(約港幣2,761,900,000元)。以代價785,000,000紐西蘭元(約港幣4,673,700,000元)為基準，威靈頓網絡之引伸企業價值對EBITDA倍數及市賬率分別為約7.6倍及約1.7倍。

威靈頓網絡之引伸企業價值對EBITDA倍數及市賬率均低於該等澳洲及紐西蘭營運商相應比率範圍，於該範圍中屬偏低。

(ii) 可資比較交易分析

可資比較交易先例分析必須考慮若干因素，該等因素包括市場動力、競爭差異及所收購權益之重要性。以下載列吾等認為最可資比較之交易先例：

公佈日期	目標	目標活動	收購方	收購股份所佔百分比	企業價值對EBITDA倍數
位於澳洲及紐西蘭之目標資產					
二零零七年七月三十一日	National Grid plc	於澳洲輸送電力	CitySpring Infrastructure Management Pte. Ltd.	100	16.4
二零零六年十二月二十日	Country Energy、Hydro Quebec International Group及Fonds de Solidarite des Travailleurs de Quebec	於澳洲輸送電力	Australian Pipeline Trust	100	15.3

公佈日期	目標	目標活動	收購方	收購股份所佔百分比	企業價值對EBITDA倍數
二零零六年三月三十日	Murraylink HQI Australia Pty Limited; SNC-Lavalin Investment Australia Pty Ltd	於澳洲輸送電力	Australian Pipeline Trust	100	15.0
二零零四年十一月二日	Powerco Ltd	於紐西蘭分銷電力及氣體	Babcock & Brown Infrastructure Ltd	100	9.2
位於澳洲及紐西蘭之目標資產之簡單平均值					**14.0**
位於世界各地之目標資產					
二零零七年九月十七日	Empresa de Transmissao de Energia do Oeste Ltda	於巴西輸送電力	Terna Participacoes S.A.	100	12.4
二零零七年八月二十一日	Goiana Transmissora de Energia S.A.; Paraiso-Acu Transmissora de Energia SA	於巴西輸送電力	Transmissora Sudeste Nordeste SA	100	10.6
二零零六年十月十六日	Edison Rete SpA	於意大利輸送電力	Rete Trasmissione Locale SpA	100	12.1
二零零六年十月十六日	AEM Trasmissione SpA	於意大利輸送電力	Rete Trasmissione Locale SpA	99.99	11.8
二零零五年十一月七日	Cap Rock Holding Corporation	於美國分銷電力	Lindsay Goldberg & Bessemer LP	100	9.2
二零零五年八月八日	Acea Trasmissione SpA	於意大利經營電網	Terna – Rete Elettrica Nazionale SpA	100	11.0
位於世界各地(不包括澳洲及紐西蘭)之目標資產之簡單平均值					**11.2**
位於世界各地之目標資產之簡單平均值					**12.3**
該交易					
二零零八年五月十六日	威靈頓網絡	於紐西蘭輸送電力	WEDN	100	7.6

資料來源：Mergermarket、公司刊物及　貴公司之資料

根據上述者，吾等注意到，交易先例之收購方已收購位於(i)澳洲及紐西蘭及(ii)世界各地（不包括澳洲及紐西蘭）之目標資產，企業價值對EBITDA倍數分別界乎(i)9.2至16.4倍及(ii)9.2至12.4倍之間。威靈頓網絡之引伸企業價值對EBITDA倍數（約為7.6倍），乃低於範圍。

經考慮上述因素，吾等認為認購價屬合理。

結論

經考慮以上主要理由及因素後，吾等認為該交易乃於　貴公司日常業務過程中按一般商業條款訂立、屬公平合理，並符合　貴公司及其股東之整體利益。因此，吾等建議獨立董事委員會建議獨立股東投票贊成決議案，亦建議獨立股東投票贊成決議案。

此　致

獨立董事委員會及獨立股東　台照

代表
法國巴黎融資(亞太)有限公司
北亞洲區投資銀行部主管
李玉華
謹啟

二零零八年六月六日

1. 責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。各董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及深信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。

董事已批准刊發本通函。

2. 董事權益披露

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於最後可行日期持有本公司及其相聯法團之已發行股本權益如下：

於本公司股份之好倉

董事姓名	身分	權益性質	持有股份數目	總數	佔股權之概約百分比
李蘭意	實益擁有人	個人權益	739	739	≈0%
阮水師	實益擁有人	個人權益	1,500	1,500	≈0%
夏佳理	受控制公司之權益	公司權益	2,011	2,011	≈0%
李澤鉅	子女或配偶權益	家族權益	151,000	829,750,612	≈38.87%
	信託受益人	其他	829,599,612 (附註一及二)		

附註：

(一) 該等股份由長江基建之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust (「DT1」) 及另一全權信託 (「DT2」) 之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited (「TDT1」，為DT1之信託人) 及Li Ka-Shing Unity Trustcorp Limited (「TDT2」，為DT2之信託人) 持有若干The Li Ka-Shing Unity Trust (「UT1」) 單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited (「TUT1」) 以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司 (「TUT1相關公司」) 共同持有長江實業 (集團) 有限公司 (「長實」) 三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司 (「和記黃埔」) 三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited (「Unity Holdco」) 擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人持有該等股份權益之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之任何Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

由於根據上文所述及作為DT1及DT2全權信託之可能受益人及身為長實董事，李澤鉅先生被視為須根據證券及期貨條例作為本公司董事就由TUT1以UT1信託人身分及TUT1相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有Unity Holdco三分之一全部已發行股本權益及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就TUT1以UT1信託人身分及TUT1相關公司持有之長實股份申報權益。

(二) 李澤鉅先生按上述附註 (一) 所述持有之權益，又身為本公司董事，故根據證券及期貨條例亦被視作透過本公司持有本公司相聯法團之股份權益。

下列為本公司相聯法團：

名稱	本公司所佔股權之百分比
Alpha Central Profits有限公司	100
港燈協聯工程有限公司	100
Beta Central Profits有限公司	100
Bonlink Investment有限公司	100
嘉雲建設有限公司	100
CHEDHA Holdings Pty有限公司	27.93
CHES Networks Pty有限公司	33.33
CitiPower I Pty有限公司	27.93
CitiPower II Pty有限公司	27.93
CitiPower Pty	27.93
CKI Power Development Pty有限公司	27.93
CKI Power Distribution Pty有限公司	27.93
CKI Spark Holdings No. One有限公司	54.76
CKI Spark Holdings No. Two有限公司	54.76
CKI Utilities Development有限公司	54.76
CKI/HEI Electricity Assignment Pty有限公司	27.93
CKI/HEI Electricity Distribution Holdings (Australia) Pty有限公司	27.93
CKI/HEI Electricity Distribution Pty有限公司	27.93
CKI/HEI Electricity Distribution (Services) Pty有限公司	27.93
CKI/HEI Electricity Distribution Two Pty有限公司	27.93
CKI/HEI Energy Holdings Pty有限公司	50
CKI/HEI Power Holdings Pty有限公司	27.93
Coty有限公司	100
Dako International有限公司	100
Dunway Investment有限公司	100
ETSA Ancillary Pty有限公司	27.93
ETSA FRC Pty有限公司	27.93
ETSA Utilities Finance Pty有限公司	27.93
Fenning有限公司	100
豐澤廣告有限公司	100
Goldteam Resources有限公司	100
Gusbury Enterprises Incorporation	100
HEI China有限公司	100
HEI Distribution Finance (Australia) Pty有限公司	100
HEI Electricity Distribution (Malaysian)有限公司	100
HEI Investment Holdings有限公司	100
港燈國際樂亭有限公司	100
HEI Power (Malaysian)有限公司	100
HEI Power Development Pty有限公司	27.93
HEI Power Distribution Pty有限公司	27.93
HEI Spark Holdings No. One有限公司	54.76
HEI Tap Limited S.A.	100
HEI Transmission Finance (Australia) Pty有限公司	100
HEI Utilities (Malaysian)有限公司	100
HEI Utilities Development有限公司	54.76
HKE Fund Management有限公司S.à r.l.	100

名稱	本公司所佔股權之百分比
Hong Kong Electric International Finance (Australia) Pty有限公司	100
Hong Kong Telecommunications Holdings (Australia) Pty有限公司	33.33
Hong Kong Telecommunications Holdings (Malaysian)有限公司	33.33
Hongkong Electric (BVI)有限公司	100
Hongkong Electric (Cayman)有限公司	100
香港電燈(天然氣)有限公司	100
Hongkong Electric Finance (Cayman)有限公司	100
Hongkong Electric Finance有限公司	100
香港電燈基金管理有限公司	100
港燈國際有限公司	100
Hongkong Electric International Power (Mauritius)有限公司	100
港燈雲南大理風電有限公司	100
華能港燈大理風力發電有限公司	45
International Infrastructure Services有限公司	50
Kentson有限公司	100
Marregon (No.2) Pty有限公司	27.93
Marregon Pty有限公司	27.93
滿進發展有限公司	100
Powercor Australia有限公司	27.93
Powercor Pty有限公司	27.93
Powercor Australia LLC	27.93
Powercor Australia Holdings Pty有限公司	27.93
Ratchaburi Power有限公司	25
Riverland Investment有限公司	100
Rolling Hills International (Chengde) Wind Power有限公司	66.7
Secan有限公司	20
Sigerson Business Corp.	100
Silk Telecom Pty有限公司	33.33
Silk Telecom (WA) Pty有限公司	33.33
Stanley Power Inc.	50
香港電燈有限公司	100
TransAlta Cogeneration有限公司	24.995
Utilities Management Pty有限公司	27.93

除上文所披露者外，於最後可行日期，本公司各董事或最高行政人員概無於本公司或其任何相聯法團之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及第8分部(包括根據證券及期貨條例有關條文被當作或視為持有之權益及淡倉)須知會本公司及聯交所之權益或淡倉，或記載於本公司或按證券及期貨條例第三百五十二條而存放之登記冊內之權益或淡倉，或根據上市規則內之上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益或淡倉。

概無任何董事於最後可行日期仍然生效及對本集團業務而言屬重大之合約或安排擁有重大權益。

概無董事於自二零零七年十二月三十一日(即本公司編製最近期刊發之經審核財務報表之日期)起收購、出售或租賃予本集團任何成員公司或建議收購、出售或租賃之任何資產中擁有任何直接或間接權益。

3. 於本公司股本之主要股東權益

根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，於最後可行日期，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部之條文須向本公司披露之權益或淡倉之股東(本公司董事或最高行政人員除外)如下：

於本公司股份之好倉

名稱	身分	持有股份數目	佔股權之概約百分比
Silchester International Investors Limited	投資經理	128,006,957	6.00%
Interman Development Inc.	實益擁有人	186,736,842 (附註一)	8.75%
Venniton Development Inc.	實益擁有人	197,597,511 (附註一)	9.26%
Univest Equity S.A.	實益擁有人	279,011,102 (附註一)	13.07%
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674 (附註一)	13.46%
Hyford Limited	受控制公司之權益	829,599,612 (附註二)	38.87%
長江基建集團有限公司	受控制公司之權益	829,599,612 (附註二)	38.87%

名稱	身分	持有股份數目	佔股權之概約百分比
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612 (附註三)	38.87%
和記企業有限公司	受控制公司之權益	829,599,612 (附註三)	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612 (附註三)	38.87%
長江實業(集團)有限公司	受控制公司之權益	829,599,612 (附註四)	38.87%
身為The Li Ka-Shing Unity Trust信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612 (附註五)	38.87%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612 (附註六)	38.87%
身為另一全權信託之信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612 (附註六)	38.87%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612 (附註六)	38.87%

附註：

(一) 該等公司乃Hyford Limited(「Hyford」)之直接或間接全資附屬公司，其權益包括在下列附註(二)所述Hyford所持829,599,612股本公司股份之同一股份內。

(二) 由於長江基建間接持有Hyford三分之一以上已發行股本，因此長江基建被視為持有上述附註(一)所述829,599,612股本公司股份。其權益包括在下列附註(三)所述和記黃埔有限公司(「和記黃埔」)所持之本公司權益內。

(三) 由於Hutchison Infrastructure Holdings Limited(「HIH」)持有長江基建三分之一以上已發行股本，和記企業有限公司持有HIH三分之一以上已發行股本，和記黃埔則持有和記企業有限公司三分之一以上已發行股本，因此和記黃埔被視為持有上述附註(二)所述829,599,612股本公司股份。

(四) 由於長江實業(集團)有限公司(「長實」)若干附屬公司持有和記黃埔三分之一以上已發行股本，因此長實被視為持有上述附註(三)所述829,599,612股本公司股份。

(五) 由於Li Ka-Shing Unity Trustee Company Limited(「TUT1」)以The Li Ka-Shing Unity Trust(「UT1」)信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一以上之投票權之相關公司共同持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述附註(四)所述之本公司該等股份權益。

(六) 根據證券及期貨條例，李嘉誠先生(為The Li Ka-Shing Unity Discretionary Trust(「DT1」)及另一全權信託(「DT2」)之財產授予人，按證券及期貨條例而言，可能被視為該等信託之成立人)、Li Ka-Shing Unity Trustee Corporation Limited(「TDT1」)以DT1信託人身分及Li Ka-Shing Unity Trustcorp Limited(「TDT2」)以DT2信託人身分均被視為持有上述附註(五)所述TUT1以UT1信託人身分被視為持有之本公司股份權益，因UT1全部已發行之信託單位由TDT1以DT1信託人身分及TDT2以DT2的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。

除上文披露者外，於最後可行日期，概無任何人士(本公司董事或最高行政人員除外)曾知會本公司擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之本公司股份及相關股份之權益或淡倉，或擁有附帶權利可在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上或該等股本之任何購股權。

於最後可行日期，以下本公司董事亦為擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之本公司股份或相關股份之權益或淡倉之公司之董事：

共同董事姓名	公司名稱
霍建寧 甘慶林 李澤鉅 麥理思 陸法蘭	長江實業(集團)有限公司
霍建寧 曹棨森 周胡慕芳 甄達安 甘慶林 李澤鉅 麥理思 陸法蘭	長江基建集團有限公司
甘慶林 李澤鉅	Hyford Limited
周胡慕芳 甘慶林	Interman Development Inc.
陸法蘭	Li Ka-Shing Unity Trustcorp Limited
陸法蘭	Li Ka-Shing Unity Trustee Company Limited
陸法蘭	Li Ka-Shing Unity Trustee Corporation Limited
周胡慕芳 甘慶林	Monitor Equities S.A.
周胡慕芳 甘慶林	Univest Equity S.A.
周胡慕芳 甘慶林	Venniton Development Inc.

共同董事姓名	公司名稱
霍建寧 周胡慕芳 顧浩格 甘慶林 李澤鉅 麥理思 陸法蘭 黄頌顯	和記黃埔有限公司
霍建寧 周胡慕芳 甘慶林 李澤鉅 陸法蘭	和記企業有限公司
周胡慕芳 陸法蘭	Hutchison Infrastructure Holdings Limited

4. 服務合約

於最後可行日期，各董事與本集團任何成員公司概無訂立或建議訂立任何並非於一年內屆滿或在一年內本集團該成員公司不作出賠償(法定賠償除外)則不可終止之服務協議。

5. 董事在競爭業務之權益

本公司董事擁有與本集團投資海外能源生產及輸配及其他基建設施之業務(「海外業務」)有可能構成競爭之業務權益如下:

董事姓名	公司名稱	有關權益
霍建寧	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事
曹棨森	長江基建集團有限公司	執行董事
周胡慕芳	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事
甄達安	長江基建集團有限公司	執行董事
	Spark Infrastructure Group	非執行董事
甘慶林	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事
	Spark Infrastructure Group	非執行董事
李澤鉅	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事
麥理思	和記黃埔有限公司	非執行董事
	長江基建集團有限公司	非執行董事
陸法蘭	和記黃埔有限公司	執行董事
	長江基建集團有限公司	執行董事

董事會認為本集團能獨立及基於本身利益經營海外業務。當就海外業務進行決策，上述董事在履行作為本公司董事之責任時，將如以往一樣，繼續以本集團及其所有股東之最佳商業利益為依歸。

6. 股東要求進行表決之程序

根據本公司組織章程細則第80條，受上市規則所規限，於任何股東大會上提呈大會投票之決議案須以舉手方式決定，除非(於宣佈舉手表決結果時或之前)下述人士要求以投票方式表決：

(i) 由主席；

(ii) 由至少五名親身或受委代表出席之股東；

(iii) 由任何一名或多名親身或受委代表出席並代表不少於所有有權於大會上投票之股東總投票權十分之一之股東；及

(iv) 由一名或多名持有授予大會投票權之本公司股份實繳股款總值等於不少於所有授予該權利之股份之實繳總值十分之一之股東。

除非如上述者要求以投票方式表決，否則主席宣佈決議案以舉手方式通過或一致或以某一大多數通過或不予通過，並記入載述本公司會議程序紀錄之名冊中，有關結果即為該事實之最終憑證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

於股東特別大會上就決議案之投票將以投票表決方式進行。

7. 獨立財務顧問

下列為提供本通函所載意見之獨立財務顧問之資格：

名稱	資格
法國巴黎融資	根據證券及期貨條例獲准從事第1類（證券交易）及第6類（就企業融資提供意見）受規管活動之持牌法團

於二零零八年五月二十八日，法國巴黎融資之母公司BNP Paribas S.A.持有441,800股股份，佔本公司已發行股本約0.02%。除上文披露者外，於二零零八年五月二十八日，法國巴黎融資並無實益擁有本集團任何成員公司之股本，或擁有任何權利（不論是否可依法強制執行）以認購或提名他人認購本集團任何成員公司之證券；亦無於本公司編製最近期刊發之經審核財務報表之日期起，由本集團任何成員公司所收購、出售或租賃或建議收購、出售或租賃之任何資產中擁有任何直接或間接權益。

法國巴黎融資發出之函件乃於本通函日期發出，以供載入本通函。

8. 同意

法國巴黎融資已就刊發本通函連同以所示形式及涵義收錄其函件及引述其名稱及函件發出同意書，且迄今並無撤回有關同意書。

9. 並無重大逆轉

董事確認，於最後可行日期，彼等並不知悉自二零零七年十二月三十一日(即本集團編製最近期之經審核綜合財務表之日期)以來，本集團之財政或經營狀況或前景出現任何重大逆轉。

10. 其他資料

(a) 本公司之公司秘書為黃莉華女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會士。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(c) 本通函具有英文本及中文本。如中、英文本有任何歧異之處，概以英文本為準。

11. 備查文件

該協議之副本由本通函日期起直至及包括二零零八年六月二十日止之一般營業時間內可於本公司之註冊辦事處香港堅尼地道44號查閱。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

於香港註冊成立的有限公司
Incorporated in Hong Kong with limited liability
股份代號 Stock Code: 0006
註冊辦事處：香港堅尼地道44號

股東特別大會通告

茲通告香港電燈集團有限公司（「**本公司**」）將於二零零八年六月二十三日（星期一）上午十時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，以考慮及酌情通過下列決議案為一項**普通決議案**（不論有否修訂）：

「**動議**批准本公司與長江基建集團有限公司（「**長江基建**」）於二零零八年五月十六日訂立之協議（「**該協議**」，其註有「A」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別）之條款及條件，以及本公司於該協議完成時收購Wellington Electricity Distribution Network Holdings Limited全部已發行股本之50%及本公司進行根據該協議擬進行之有關交易（統稱為「**該等交易**」），及╱或如本公司於二零零八年六月六日向本公司股東發出之通函（「**通函**」，其註有「B」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別）所載，實行、行使或實施該協議及╱或該等交易項下之任何權利及履行其任何責任；並授權本公司任何兩名執行董事簽立所有有關文件及契據（及如有需要加蓋本公司印章）及代表本公司作出及授權作出彼等酌情認為實行該協議及該等交易及與該協議及該等交易有關所必需或合宜之一切作為、事宜及行動，以及授權實行、行使或實施該協議及╱或訂立或與該協議及╱或該等交易有關之任何契據、文件、承諾或責任項下之任何權利及履行其任何責任，包括於該等董事視為適合之情況下同意修改、修訂、豁免、更改或延長該協議及╱或訂立或與該協議及╱或該等交易有關之任何契據、文件、承諾或責任。」

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零八年六月六日

附註：

(一) 上述決議案將於大會上以投票方式表決。

(二) 有權出席大會及於會上投票之本公司股東，均有權委任代表出席及代其投票。(任何持有兩股股份或以上之股東不得委任超過兩名代表。) 代表人不必為本公司股東。本公司股東必須按照隨附之委派代表書上印備之指示填妥該委派代表書，於大會(或其任何續會)舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港堅尼地道44號，方為有效。填妥及交回隨附之委派代表書後，該本公司股東仍可依願出席上述大會(或其任何續會)及於會上投票。

(三) 本公司將由二零零八年六月二十日(星期五)至二零零八年六月二十三日(星期一)(首尾兩日包括在內)暫停辦理股份過戶工作。為符合資格出席上述大會(或其任何續會)及於會上投票，所有過戶文件連同有關股票須於二零零八年六月十九日下午四時三十分前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。

(四) 股東可閱覽本公司於二零零八年六月六日向股東發出之通函(「通函」)，當中載有關於將在上述大會(或其任何續會)提呈之決議案之資料。

(五) 就董事於上述決議案所處理事項的權益而言，謹請股東參閱通函之附錄第26至第35頁所載有關資料。